                                4,000,000 Shares

                                     [LOGO]

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.

                                  Common Stock

                                  -----------

    We are selling 2,500,000 shares of common stock and the selling stockholder is selling 1,500,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

    Our common stock is listed on The Nasdaq National Market under the symbol "ELBO". The last reported sale price on August 8, 2001 was $29.56 per share.

    The underwriters have an option to purchase a maximum of 600,000 additional shares from the selling stockholder to cover over-allotments of shares.

    Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                            Underwriting         Proceeds to          Proceeds to
                                                           Discounts and         Electronics            Selling
                                     Price to Public        Commissions            Boutique           Stockholder
                                    ------------------   ------------------   ------------------   ------------------
Per Share.........................        $29.00               $1.45                $27.55               $27.55
Total.............................     $116,000,000          $5,800,000          $68,875,000          $41,325,000

    Delivery of the shares of common stock will be made on or about August 14, 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          Joint Book-Running Managers

  Credit Suisse First Boston                                 Merrill Lynch & Co.

Banc of America Securities LLC                                    SWS Securities

                 The date of this prospectus is August 8, 2001.

                              [Inside Front Cover]

    Our "EB" logo forms the background of the inside front cover. Along the left margin of the page, vertically are the words "Electronics
Boutique-Registered Trademark-." In the top center of the page are two color photographs. The top right photograph depicts the storefront of an Electronics Boutique store. The other photograph, below and to the left, depicts the storefront of an EB Gameworld store. The bottom right of the page is a color map of the continental United States and Puerto Rico marked to indicate the number of our stores located in each state and Puerto Rico. To the bottom and left is a table of our store locations worldwide listing the "U.S.," "Australia," "Canada," "South Korea," "New Zealand," "Denmark," and "Norway," to the left with the numbers "635," "58," "77," "1," "10," "7," and "1," opposite each respectively, to the right.

                                 --------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
PROSPECTUS SUMMARY....................         1
RISK FACTORS..........................         6
USE OF PROCEEDS.......................        14
COMMON STOCK PRICE RANGES AND
  DIVIDENDS...........................        14
CAPITALIZATION........................        15
SELECTED CONSOLIDATED FINANCIAL AND
  OPERATING DATA......................        16
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................        18
BUSINESS..............................        24
MANAGEMENT............................        37
PRINCIPAL AND SELLING STOCKHOLDERS....        40
CERTAIN RELATIONSHIPS AND RELATED
  PARTY TRANSACTIONS..................        42

                                          PAGE
                                        --------
DESCRIPTION OF CAPITAL STOCK..........        43
MATERIAL U.S. FEDERAL INCOME AND
  ESTATE TAX CONSIDERATIONS FOR
  NON-U.S. HOLDERS....................        46
UNDERWRITING..........................        50
NOTICE TO CANADIAN RESIDENTS..........        52
LEGAL MATTERS.........................        53
EXPERTS...............................        53
WHERE YOU CAN FIND MORE INFORMATION...        53
INCORPORATION OF DOCUMENTS BY
  REFERENCE...........................        53
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................       F-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                 --------------

    Electronics Boutique-Registered Trademark-, BC Sports
Collectibles-Registered Trademark- and ebworld.com-Registered Trademark- are registered trademarks of our company in the United States and in certain foreign jurisdictions. We have trademark applications pending for EBKids, EB GameWorld, EBGAMES.COM and Brandywine Sports Collectibles in the United States.

    Nintendo-Registered Trademark-, N64-Registered Trademark-, Pokemon-Registered Trademark-, Nintendo GameCube-Registered Trademark- and Game Boy Color-Registered Trademark- are registered trademarks of Nintendo of America, Inc. Game Boy-Registered Trademark- and Game Boy
Advance-Registered Trademark- are registered servicemarks of Nintendo Co., Ltd. GameCube-Registered Trademark- is a registered trademark of Nintendo Co., Ltd. Sega-Registered Trademark- and Sega Dreamcast-Registered Trademark- are registered trademarks of Sega Enterprises, Inc. Sony-Registered Trademark- and PlayStation-Registered Trademark- are registered trademarks of Sony Computer Entertainment, Inc. AOL-Registered Trademark- is a registered trademark of America Online, Inc. CNET-Registered Trademark- is a registered trademark of CNET, Inc. Waldensoftware-Registered Trademark- is a registered trademark of Walden Book Company, Inc. Star Wars-Registered Trademark- is a registered trademark of Lucasfilm, Ltd. Electronic Arts-Registered Trademark- is a registered trademark of Electronic Arts, Inc. Microsoft-Registered Trademark- and Xbox-Registered Trademark- are registered trademarks of Microsoft Corporation.

    Our fiscal year ends on the Saturday nearest January 31. Accordingly, the financial statements for the fiscal year ended February 3, 2001 include 53 weeks of operations and the financial statements for each of the fiscal years ended January 29, 2000 and January 30, 1999 include 52 weeks of operations.

                           FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The forward-looking statements involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

    - trends affecting our financial condition or results of operations;

    - changes in our acquisition and capital expenditure plans;

    - the competitive environment in the video game systems and software product industries;

    - changes in the costs of our products;

    - economic conditions affecting the video game and PC markets;

    - changes in demographics relating to our core markets;

    - the availability of and terms of financing to fund the anticipated growth of our business;

    - our ability to attract and retain qualified personnel;

    - changes in our operating strategy or development plans; and

    - other factors described in this prospectus, including those set forth under the caption "Risk Factors".

    In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "anticipates", "believes", "continues", "could", "estimates", "expects", "intends", "may", "plans", "potential", "predicts", "will", "should", "seeks", "pro forma", "anticipates", "intends" or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks described under "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements.

    Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur causing actual results to differ materially from those anticipated or implied by our forward-looking statements.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY, TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND OUR COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE SPECIFICALLY STATED, INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS DO NOT EXERCISE THEIR OVER-ALLOTMENT OPTION TO PURCHASE ADDITIONAL SHARES IN THIS OFFERING.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.

    We believe we are among the world's largest specialty retailers of electronic games. As of July 7, 2001, we operated 789 stores, primarily under the names Electronics Boutique and EB GameWorld, in the United States, Canada, Australia, New Zealand, Denmark, South Korea and Norway. We also operate a commercial web site under the URL address WWW.EBGAMES.COM. We sell video game hardware and software, PC entertainment software and related accessories and products. Our compound annual growth rates for sales and pre-tax net income from fiscal 1997 to fiscal 2001 were 22.8% and 30.7%, respectively.

    The electronic game industry is an approximately $7 billion market in the United States that has grown at a compound annual growth rate of 18.5% over the last five years. According to International Development Group, a leading market research firm in our industry, this industry is projected to grow at an annual rate of approximately 25% for the next two years primarily as a result of the large number of expected introductions and roll-outs of new video game hardware systems. The introductions of Sony's PlayStation 2 in late 2000 and Nintendo's Game Boy Advance in June 2001, as well as the anticipated introductions of Nintendo's GameCube and Microsoft's Xbox in the fourth quarter of 2001, represent the most significant video game hardware introductions since 1996. These introductions are anticipated to increase substantially the installed base of video game hardware units and drive growth in the software segment. We believe our position as the destination of choice for the electronic game enthusiast will enable us to benefit from this rapid industry growth.

    We serve the electronic game enthusiast who demands immediate access to new release titles and who generally purchases more video game titles and PC entertainment software than the average electronic game consumer. As a result, we believe our tie ratio of sales of software units to hardware units sold is consistently above the industry average. We believe that we attract the electronic game enthusiast due to our:

    - specialty store focus on the electronic game segment;

    - ability to stock sought-after new releases;

    - breadth of product selection; and

    - knowledgeable sales associates.

    We believe that our vendors recognize the importance of our electronic game enthusiast customer base and, consequently, often grant us disproportionately large allocations of new release titles and products. We have developed a highly effective centralized inventory management system which enables us to execute our "first to market" new release strategy and efficiently manage overall inventory levels in order to maximize the sale of new products during peak periods and avoid markdowns as titles mature.

    Over the last four fiscal years, we have doubled our store base and believe that we can continue to significantly grow our store base over the next several years, both domestically and internationally. We plan to open approximately 175 net new stores in fiscal 2002 and approximately 200 net new stores in fiscal 2003. In the United States, we plan to continue to open stores under our Electronics Boutique format. In addition, we plan to accelerate the growth of our EB GameWorld store format which will be located primarily in urban areas, central business districts and strip and power shopping centers. These stores, which carry a wider assortment of pre-owned electronic games than our Electronics Boutique stores, target the more value conscious electronic game enthusiast.

    Internationally, we plan to continue to open additional stores in Canada, Australia and New Zealand. In addition, in fiscal 2002, we have begun to put in place a store expansion program for continental Europe which includes both the acquisition of regional chains and the opening of new stores. In May 2001, we acquired eight stores in Denmark and Norway which will serve as a foundation for our expansion in Scandinavia. The electronic game market in continental Europe has consumer demand characteristics similar to the U.S. market, although it has a highly fragmented retail distribution network. We believe that our store model, merchandising expertise and strong vendor relationships should enable us to gain significant market share in selected European markets over the next several years.

                            ------------------------

                             OUR EXECUTIVE OFFICES

    We were incorporated under the laws of the State of Delaware in March 1998 as a holding company for our operating activities. Our predecessor was incorporated in the Commonwealth of Pennsylvania in 1977. Our executive offices are located at 931 South Matlack Street, West Chester, Pennsylvania 19382 and our telephone number is (610) 430-8100. We also have a web site located at WWW.EBGAMES.COM. The information which appears on our web site is not part of this prospectus.

                                  THE OFFERING

Common stock offered by us......................  2,500,000 shares

Common stock offered by the selling
  stockholder...................................  1,500,000 shares

Over-allotment option granted by the selling
  stockholder...................................  600,000 shares

Common stock outstanding after this offering....
                                                  25,093,091 shares

Use of proceeds.................................  We plan to use the net proceeds we receive from the common stock offered by us to fund our new store
                                                  expansion program and for general corporate
                                                  purposes.

                                                  We will not receive any proceeds from the sale of
                                                  shares by the selling stockholder in this offering.

Nasdaq National Market symbol...................  "ELBO"

    The total number of shares of common stock to be outstanding after this offering does not reflect:

    - 2,597,243 shares that may be issued upon the exercise of additional outstanding stock options; or

    - 2,760,486 shares that we have reserved for future issuances pursuant to our stock option plans and employee stock purchase plan.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth summary consolidated historical financial data for the fiscal years ended January 30, 1999, January 29, 2000 and February 3, 2001 and for the 13-week periods ended April 29, 2000 and May 5, 2001. You should read this information in conjunction with "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the consolidated financial statements and their related notes included elsewhere in this prospectus.

                                                           FISCAL YEAR ENDED                 13 WEEKS ENDED
                                                ---------------------------------------   --------------------
                                                JANUARY 30,   JANUARY 29,   FEBRUARY 3,   APRIL 29,    MAY 5,
                                                   1999          2000          2001         2000        2001
                                                -----------   -----------   -----------   ---------   --------
                                                                                              (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
STATEMENT OF INCOME DATA:
Net sales.....................................   $571,042      $725,522       $766,335    $150,554    $178,897
Management fees...............................      3,405         4,873          4,425         925         963
                                                 --------      --------       --------    --------    --------
Total revenues................................    574,447       730,395        770,760     151,479     179,860
Cost of goods sold............................    432,272       548,172        590,423     112,887     138,126
                                                 --------      --------       --------    --------    --------
Gross profit..................................    142,175       182,223        180,337      38,592      41,734
Selling, general and administrative...........     99,972       133,534        144,466      32,113      40,020
Depreciation and amortization.................      9,775        12,278         15,855       3,541       4,556
                                                 --------      --------       --------    --------    --------
Income (loss) from operations.................     32,428        36,411         20,016       2,938      (2,842)
Equity in loss of affiliates..................       (161)           --             --          --          --
Other income..................................         --            --          1,550          --          --
Interest expense (income), net................        289        (1,427)        (3,096)     (1,045)       (491)
                                                 --------      --------       --------    --------    --------
Income (loss) before income taxes.............     31,978        37,838         24,662       3,983      (2,351)
Income tax expense (benefit)(1)...............     11,693        15,008          9,791       1,580        (933)
                                                 --------      --------       --------    --------    --------
Net income (loss).............................   $ 20,285      $ 22,830       $ 14,871    $  2,403    $ (1,418)
                                                 ========      ========       ========    ========    ========
Net income (loss) per share--basic............                 $   1.11       $   0.67    $   0.11    $  (0.06)
                                                               ========       ========    ========    ========
Weighted average shares outstanding--basic....                   20,559         22,254      22,223      22,332
                                                               ========       ========    ========    ========
Net income (loss) per share--diluted..........                 $   1.10       $   0.66    $   0.11    $  (0.06)
                                                               ========       ========    ========    ========
Weighted average shares
  outstanding--diluted........................                   20,762         22,466      22,417      22,332
                                                               ========       ========    ========    ========
PRO FORMA INCOME DATA:
Income before income taxes....................   $ 31,978
Pro forma income taxes(2).....................     11,866
                                                 --------
Pro forma net income(2).......................   $ 20,112
                                                 ========
Pro forma net income per share--basic.........   $   1.12
                                                 ========
Pro forma weighted average shares
  outstanding--basic(3).......................     18,030
                                                 ========
Pro forma net income per share--diluted.......   $   1.11
                                                 ========
Pro forma weighted average shares
  outstanding--diluted(3).....................     18,084
                                                 ========
OPERATING DATA:
Stores open at end of period(4)...............        528           619            737         628         763
Comparable store sales increase
  (decrease)(5)...............................       14.1%         11.6%          (4.5)%      10.9%       14.3%
Capital expenditures..........................   $ 19,573      $ 31,757       $ 44,817    $  7,169    $  5,551

                                                                AS OF MAY 5, 2001
                                                              ----------------------
                                                                         AS ADJUSTED
                                                                           FOR THE
                                                               ACTUAL     OFFERING
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 29,661    $ 97,986
Total assets................................................   255,640     323,965
Total liabilities...........................................   124,872     124,872
Stockholders' equity........................................   130,768     199,093

--------------------------

(1) Prior to our initial public offering, our predecessors, The Electronics Boutique, Inc. and EB Services Company, LLP, were taxed as an "S" Corporation and a partnership, respectively. As a result, their taxable income was passed through to their shareholders and partners, respectively, for federal income tax purposes. Accordingly, for periods prior to our initial public offering on July 28, 1998, the financial statements do not include a provision for federal income taxes. Additionally, The Electronics Boutique, Inc. elected to be treated as an "S" Corporation for tax purposes in some states, while remaining subject to corporate tax in other states and, as a result, the financial statements prior to July 28, 1998 provide for certain state income taxes. For periods after our initial public offering, we are taxed as a "C" corporation for both federal and state taxes.

(2) The pro forma net income gives effect to the application of the pro forma income tax expense that would have been reported had our predecessors, The Electronics Boutique, Inc. and EB Services Company, LLP, been subject to federal and all state income taxes for fiscal 1999.

(3) Pro forma weighted average shares outstanding gives effect to the number of shares that would have been outstanding upon completion of our initial public offering and related transactions for periods prior to our initial public offering.

(4) Does not reflect Electronics Boutique plc ("EB-UK") stores and Waldensoftware stores for which we provided management services.

(5) Comparable store sales are based on stores in operation for over one year and sales made through our web site. The comparable store sales data for fiscal 2001 compares corresponding 52 week periods ending January 27, 2001 and January 29, 2000, respectively.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE INVESTING IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

RISKS RELATED TO THE ELECTRONIC GAMES INDUSTRY

MANUFACTURERS MAY FAIL TO INTRODUCE OR DELAY THE INTRODUCTION OF NEW PRODUCTS, WHICH COULD HURT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS.

    We are highly dependent on the introduction of new and enhanced video game and PC hardware and software for our success. If manufacturers fail to introduce or delay the introduction of new games and systems, we would have difficulty attracting and retaining customers to buy the products we sell. Any failure to attract and retain customers could adversely affect our business. Many of the factors that impact our ability to offer new products and to attract and retain customers are largely beyond our control. These factors include:

    - dependence upon manufacturers to introduce new or enhanced video game systems;

    - reliance upon continued technological development and the continued use of PCs;

    - dependence upon software publishers to develop popular game and entertainment titles for future generation game systems or PCs; and

    - the availability and timeliness of new product releases.

    Nintendo introduced the Nintendo Game Boy Advance in June 2001 and expects to introduce the Nintendo GameCube in the fourth quarter of 2001. Microsoft expects to introduce the Microsoft Xbox in the fourth quarter of 2001. If Nintendo or Microsoft experiences delays in the introduction of these products, or is unable to deliver a sufficient quantity of units to satisfy consumer demand, our sales and financial results could be adversely affected.

THE VIDEO GAME SYSTEM AND SOFTWARE PRODUCT INDUSTRIES ARE CYCLICAL, WHICH COULD CAUSE SIGNIFICANT FLUCTUATION IN OUR EARNINGS.

    Demand for video game systems and software fluctuates in relation to the introduction of next-generation hardware and related software titles. Manufacturers have historically introduced next-generation systems every four to five years. Sales volumes of new video game systems and related software titles are generally higher in the initial stages of the products' life cycles because of initial demand. As a product reaches the end of its life cycle, however, demand for the product will generally decline as our customers anticipate the introduction of next-generation products. If leading video game system manufacturers fail to introduce next-generation systems, or fail to make significant enhancements to existing systems, our sales of hardware systems and related titles will decrease, which could have an adverse effect on our results of operations and financial condition.

IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING INDUSTRY TECHNOLOGY, WE WILL BE AT A COMPETITIVE DISADVANTAGE.

    The video game and PC industries are characterized by swiftly changing technology, evolving industry standards, frequent new product introductions and rapid product obsolescence. These characteristics require us to respond quickly to technological changes and to understand their impact on our customers' preferences. In particular, many video games and other entertainment software are readily available on the Internet. The ability to download electronic games onto PCs or play games on the Internet through consoles could make the retail sale of video games and PC entertainment software obsolete. If advances in technology continue to expand our customers' ability to access software through other sources, our sales and earnings could decline.

RISKS RELATED TO OUR BUSINESS

FAILURE TO MANAGE NEW STORE OPENINGS COULD NEGATIVELY IMPACT OUR OPERATIONAL AND FINANCIAL RESULTS.

    Our growth will depend on our ability to open and operate new stores profitably. We currently intend to open approximately 175 net new stores in the current fiscal year and approximately 200 net new stores in fiscal 2003. Our ability to open new stores in a timely and profitable manner depends upon numerous contingencies, many of which are beyond our control. The contingencies include:

    - our ability to locate suitable store sites, negotiate acceptable lease terms, and build out or refurbish sites on a timely and cost-effective basis;

    - our ability to hire, train and retain skilled associates; and

    - our ability to integrate new stores into our existing operations.

    In addition, our services agreement with EB-UK restricts our ability to expand our business in Europe. The services agreement prohibits us from competing with EB-UK in the United Kingdom and Ireland until January 2007. The services agreement also requires that, until January 2006, we report to EB-UK any opportunity relating to the electronic game retailing business which we become aware of in Europe (excluding Scandinavia) which could be made available to EB-UK and that we use reasonable endeavors to procure that each and every such opportunity is first offered to EB-UK, on the same terms, including as to cost. This may prevent, limit or otherwise delay our expansion in Europe. We cannot assure you that we will be able to achieve our planned expansion or that our new stores will achieve sales and profitability levels comparable to our existing stores.

IF WE DO NOT COMPETE EFFECTIVELY, WE WILL LOSE CUSTOMERS AND OUR EARNINGS WILL DECLINE.

    The electronic game industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. We compete with:

    - video game and PC software specialty stores located in malls and other locations;

    - mass merchants;

    - toy retail chains;

    - online retailers;

    - mail-order businesses;

    - catalogs;

    - direct-to-consumer software publishers; and

    - office supply, computer product and consumer electronics superstores.

    Increased competition may lead to reduced sales and profit margins on video games and PC entertainment software. Consumers can rent video games from many video stores and cable television providers and it is likely that other methods of distribution will emerge in the future, which would result in increased competition. Some of our competitors have longer operating histories and significantly greater financial, managerial, creative, sales and marketing and other resources than we have. We also compete with other forms of entertainment activities, including movies, television, theater, sporting events and family entertainment centers. If we do not compete effectively, our revenues and financial results may be adversely affected.

WE MAY ENGAGE IN ACQUISITIONS THAT COULD DILUTE THE EQUITY INTERESTS OF OUR STOCKHOLDERS, INCREASE OUR DEBT OR CAUSE US TO ASSUME CONTINGENT LIABILITIES, ALL OF WHICH MAY HAVE A DETRIMENTAL EFFECT ON THE PRICE OF OUR COMMON STOCK. IF ANY ACQUISITIONS ARE NOT SUCCESSFULLY INTEGRATED WITH OUR BUSINESS, OUR ONGOING OPERATIONS COULD BE ADVERSELY AFFECTED.

    We intend to engage in acquisitions and open additional stores. We recently acquired seven stores in Denmark and one store in Norway and plan to acquire additional stores as part of our new store expansion program. To facilitate future acquisitions, we may take actions that could have a detrimental effect on our results of operations or the price of our common stock, including:

    - issuing equity securities or convertible debt securities, which would dilute our current stockholders' percentage ownership;

    - incurring substantial debt; or

    - assuming contingent liabilities.

Acquisitions also entail numerous business risks, including:

    - difficulties in assimilating acquired businesses;

    - unanticipated costs that could materially adversely affect our results of operations;

    - negative effects on our reported results of operations from acquisition-related charges and amortization of goodwill and other intangibles;

    - diversion of management's attention from other business concerns;

    - adverse effects on existing business relationships with suppliers and customers;

    - risks of entering markets in which we have no or limited prior experience; and

    - the potential inability to retain and motivate key employees of acquired businesses.

FUTURE ACQUISITIONS MAY NOT BE COMPLETED, AND IF NOT COMPLETED, OUR GROWTH MAY BE ADVERSELY AFFECTED.

    If we do not complete future acquisitions, our growth may be adversely affected. Our plans to pursue future acquisitions are subject to our ability to negotiate favorable terms for these acquisitions and may also be subject to other conditions or contingencies. Accordingly, we cannot assure you that future acquisitions will be completed. This offering is not contingent or in any way dependent upon the completion of any acquisitions. If no acquisitions are completed, a larger portion of the net proceeds from this offering may be used for other purposes.

OUR SERVICES AGREEMENT WITH EB-UK RESTRICTS OUR ABILITY TO EXPAND OUR BUSINESS IN EUROPE AND WE COULD BECOME INVOLVED IN FURTHER LITIGATION WITH EB-UK WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

    Our services agreement with EB-UK prohibits us from competing with EB-UK in the United Kingdom and Ireland until January 2007. The services agreement also requires that, until January 2006, we report to EB-UK any opportunity relating to the electronic game retailing business which we become aware of in Europe (excluding Scandinavia) which could be made available to EB-UK and that we use reasonable endeavors to procure that each and every such opportunity is first offered to EB-UK, on the same terms, including as to cost. As a result, EB-UK could impede our planned expansion into Europe by pursuing opportunities in Europe which we report to it and entering into agreements with our intended business partners. EB-UK has publicly stated that it intends to expand its business into continental Europe. Our compliance with the services agreement will delay and could prevent, limit, or increase the cost of, any acquisitions in continental Europe. We have in the past had, and presently have, disagreements with EB-UK in connection with the application of its rights under the services agreement to our expansion activities in Europe. These disagreements have resulted in litigation and could result in additional litigation. Current litigation is pending before the Commercial Court, Queen's Bench Division of the High Court of Justice in the United Kingdom. EB-UK filed a lawsuit claiming that under the terms of the services agreement and a related trademark license agreement, EB-UK is entitled to operate a retail web site targeted to consumers in the United Kingdom and Ireland and claiming that sales by us into the United Kingdom and Ireland through our web site violate the services agreement. We cannot predict the outcome of this litigation or any other litigation between us and EB-UK relating to the services agreement. Litigation with EB-UK, if decided adversely to us, could further restrict our ability to expand our business in Europe. Whether successful or not, litigation with EB-UK could divert our resources and result in substantial costs, either of which could harm our business.

OUR OPERATING RESULTS FLUCTUATE FROM PERIOD TO PERIOD, WHICH COULD RESULT IN A LOWER PRICE FOR OUR COMMON STOCK.

    Our business is affected by seasonal patterns. We historically generate our highest net sales, management fees and net income during the fourth quarter, which includes the holiday selling season. During fiscal 2001, we generated approximately 43% of our net sales and substantially all of our operating income during the fourth quarter. Accordingly, any adverse trend in net sales during the holiday selling season could adversely affect our results of operations for the quarter as well as for the entire year. Our results of operations may fluctuate from quarter to quarter depending upon a variety of factors, most of which we cannot control. These factors include:

    - the timing of new product introductions and new store openings;

    - net sales contributed by new stores;

    - increases or decreases in comparable store sales;

    - poor general economic conditions;

    - adverse weather conditions;

    - shifts in the timing of certain holidays or promotions; and

    - changes in our merchandise mix.

    Any one or more of these factors could affect our business, financial condition and results of operations, and this makes the prediction of our financial results on a quarterly basis difficult. Also, it is possible that our quarterly financial results may be below the expectations of public market analysts and investors. This could adversely affect the price of our common stock.

IF WE FAIL TO OBTAIN PRODUCTS FROM OUR SUPPLIERS, OUR SALES AND GROSS PROFIT WILL BE ADVERSELY AFFECTED.

    We rely heavily upon our suppliers to provide us with new products as quickly as possible. We purchase a significant amount of products from Nintendo of America, Inc., Electronic Arts, Inc., Sega of America, Inc., and Sony Computer Entertainment, Inc. and often receive shipments of new release products which are disproportionately large relative to our share of the overall consumer electronic game market. During fiscal 2001, our purchases from Sony, Electronic Arts, Nintendo and Sega represented 12.5%, 9.9%, 9.3% and 7.1%, respectively, of our net purchases. We believe that the loss of any of these suppliers could reduce our product offerings, which could cause us to be at a competitive disadvantage. In addition, our financial performance largely depends upon the business terms we obtain from our suppliers, including competitive prices, unsold product return policies, advertising and market development allowances, freight charges and payment terms. Our failure to maintain favorable business terms with our suppliers could adversely affect our ability to offer products to consumers at competitive prices.

    During fiscal 2001, approximately one-third of our product purchases were from domestic distributors of products manufactured overseas, primarily in Asia. To the extent that our distributors rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions, could adversely affect our business. In addition, many Asian currencies have been devalued significantly in relation to the U.S. dollar, and financial markets in Asia have experienced significant turmoil. We cannot assure you that these events will not occur again in the future, and if these events do occur, our business could be harmed. Trade restrictions in the form of tariffs or quotas, or both, applicable to the products we sell could also affect the importation of those products generally and could increase the cost and reduce the supply of products available to us.

WE RELY ON OUR MANAGEMENT INFORMATION SYSTEMS FOR INVENTORY MANAGEMENT AND DISTRIBUTION. IF OUR MANAGEMENT INFORMATION SYSTEMS FAIL TO ADEQUATELY PERFORM THESE FUNCTIONS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

    The efficient operation of our business is dependent on our management information systems. In particular, we rely on a warehouse management system used in our domestic distribution centers and an inventory replenishment system used to track sales and inventory. Both systems were implemented in 2000. We rely on these systems to execute our "first to market" new release strategy, to keep our stores in stock at optimum levels and to move inventory efficiently. The failure of our management information systems to perform as we anticipate could disrupt our business and adversely affect our sales and profitability.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO NUMEROUS RISKS.

    We have retail operations in various foreign countries, including Canada, Australia, New Zealand, Denmark, South Korea and Norway, and we intend to pursue opportunities that may arise in these and other countries. Net sales in these foreign countries represented approximately 14% of our net sales in fiscal 2001. We are subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

    - economic downturns;

    - currency exchange rate fluctuations;

    - changes in governmental policy;

    - international incidents;

    - military outbreaks;

    - government instability;

    - nationalization of foreign assets; and

    - government protectionism.

    We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

IF WE ARE UNABLE TO RENEW OUR LEASES OR FIND ADDITIONAL SITES FOR EXPANSION, OUR REVENUE GROWTH MAY DECLINE.

    As of February 3, 2001, 91 of our stores (12.3% of all stores) were operated under leases with terms that expire in less than one year. We cannot assure you that we will be able to maintain our existing store locations as leases expire, that we will be able to locate suitable alternative sites on acceptable terms or find additional sites for new store expansion. If we fail to maintain existing store locations, locate alternative sites or find additional sites for new store expansion, our revenues and earnings may decline.

WE DEPEND UPON OUR KEY PERSONNEL AND THEY WOULD BE DIFFICULT TO REPLACE.

    Our success depends upon our ability to attract, motivate and retain key management associates for our stores and skilled merchandising, marketing and administrative personnel at our headquarters. In the past, we have been successful in maintaining the continuity of our management team, including our executive officers, Jeffrey W. Griffiths, our President and Chief Executive Officer, John R. Panichello, our Senior Vice President and Chief Operating Officer and President of BC Sports Collectibles, James A. Smith, our Senior Vice President and Chief Financial Officer, Seth P. Levy, our Senior Vice President and Chief Information Officer and the President of ebworld.com, Inc., and Steve
R. Morgan, our Senior Vice President of Stores. However, we cannot assure you that we will continue to be successful in attracting and retaining such personnel.

IF THE INTERNET FAILS TO CONTINUE TO GROW AS A MEANS OF E-COMMERCE, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

    If the e-commerce market does not grow or grows more slowly than we expect, our business may not grow as quickly as we anticipate. A number of factors could prevent the acceptance and growth of e-commerce, including the following:

    - e-commerce is at an early stage and consumers may be unwilling to shift their traditional purchasing to online purchasing;

    - increased government regulation or taxation may adversely affect the viability of e-commerce;

    - negative publicity and consumer concern about the reliability, cost, ease of access, quality of services, capacity, performance and security of e-commerce transactions could discourage its acceptance and growth; and

    - reduced marketing expenditures may adversely affect traffic and sales on the Internet.

RISKS RELATED TO THE OFFERING

THE KIM FAMILY HAS SIGNIFICANT CONTROL OF OUR COMPANY AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE AND MAY PREVENT A CHANGE OF CONTROL.

    Following this offering, EB Nevada Inc., a company indirectly controlled by James Kim, his wife and certain trusts for the benefit of his children, will beneficially own approximately 48.5% of the outstanding shares of our common stock (46.1% if the underwriters exercise their over-allotment option in full). Accordingly, the Kim family effectively controls our company. As a result, the Kim family will be able to effectively control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This control may have the effect of delaying, preventing or deterring a change in control of our company and could deprive our stockholders of an opportunity to receive a premium for their common stock as part of any sale or acquisition. See "Principal and Selling Stockholders" for the names and ownership of our directors, executive officers and holders of more than 5% of our common stock. Under a credit facility we have with Fleet Capital Corporation, if the Kim family does not own, indirectly through EB Nevada, at least 25% of our outstanding capital stock, we may be declared in default under the credit facility.

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE COULD CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DECLINE.

    Sales of substantial amounts of shares of our common stock in the public market following this offering, or the perception that those sales will occur, could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate because investors could purchase shares in the public market instead of directly from us. Upon completion of this offering, we will have 25,093,091 shares of common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act. 12,176,369 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. The selling stockholder has the right to require us to register the common stock held by it pursuant to demand and piggyback registration rights granted in a registration rights agreement with us. All of our executive officers and directors and the selling stockholder, holding in the aggregate 12,176,369 shares, have agreed that they will not, without the prior written consent of Credit Suisse First Boston Corporation, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, or request or demand the filing with the Securities and Exchange Commission of a registration statement under the Securities Act relating to our common stock or securities or rights convertible into or exercisable or exchangeable for our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, during the 90-day period following the date of this prospectus. As a result of the contractual restrictions described above and the provisions of Rules 144, 144(k) and 701, restricted shares will be available for sale in the public market as follows, subject, in some cases, to volume limitations:

    90 days from the date of this prospectus....................................
                                                              12,176,369 shares

OUR STOCK PRICE MAY BE VOLATILE AND DECLINE SUBSTANTIALLY.

    The stock market in general has experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. You may be unable to resell your shares at or above the public offering price due to a number of factors, including:

    - actual or anticipated quarterly fluctuations in our operating results;

    - changes in expectations of future financial performance or changes in estimates of securities analysts;

    - changes in the market valuations of other companies;

    - announcements of technological innovations;

    - announcements relating to strategic relationships, acquisitions or industry consolidation; and

    - general economic, market and political conditions not related to our business.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION REGARDING THE USE OF PROCEEDS FROM THIS OFFERING.

    Our management will have broad discretion regarding how we use the net proceeds of this offering and you must rely on their judgment regarding the application of the proceeds. You may not agree with management's use of the proceeds of this offering. Our management may use the net proceeds from this offering for purposes that may decrease our profits or the market value of our common stock.

OTHER RISKS

OUR STATUS AS A HOLDING COMPANY AND OUR CREDIT FACILITY RESTRICT OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK.

    We are a holding company and do not have any material assets other than our ownership interests in our subsidiaries. Our common stock will be junior in right of payment to all of our existing and future liabilities and obligations and, by virtue of the fact that we are a holding company, our common stock will be structurally junior in right of payment to all existing and future liabilities and obligations of each of our subsidiaries. We have not declared or paid dividends on our common stock since our initial public offering in July 1998 and do not currently anticipate paying any dividends on our common stock in the foreseeable future. In addition, our credit facility with Fleet Capital Corporation restricts our ability to declare or pay dividends on our common stock.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN ANTI-TAKEOVER PROTECTIONS, WHICH MAY DISCOURAGE OR PREVENT A TAKEOVER OF OUR COMPANY, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

    Certain provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law could make it more difficult for a third party to acquire us, even if a takeover would benefit our stockholders. The provisions in our certificate of incorporation and bylaws:

    - authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

    - establish a staggered board of directors, so that it would take three successive annual meetings to replace all of the directors;

    - do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

    - prohibit stockholders from calling special meetings of stockholders;

    - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

    - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

    In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control of our company, which may depress the market price of our common stock.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the common stock in this offering are $68,325,000, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use these net proceeds to fund our new store expansion program and for general corporate purposes.

    Our management will have broad discretion over the use of the net proceeds from this offering. Pending these uses, we may invest the net proceeds temporarily in short-term, investment grade, interest-bearing securities or guaranteed obligations of the U.S. government. We will not receive any proceeds from the sale of common stock by the selling stockholder.

                    COMMON STOCK PRICE RANGES AND DIVIDENDS

    Our common stock was first traded publicly on July 28, 1998. The stock is quoted on The Nasdaq National Market under the symbol "ELBO". The table below represents the high and low sale prices of our common stock as reported by The Nasdaq National Market.

                                                                HIGH       LOW
                                                              --------   --------
FISCAL YEAR ENDED JANUARY 30, 1999

Quarter ended August 1, 1998 (from July 28, 1998)...........   $14.13     $13.25
Quarter ended October 31, 1998..............................    14.00       6.63
Quarter ended January 30, 1999..............................    25.75      11.75

FISCAL YEAR ENDED JANUARY 29, 2000

Quarter ended May 1, 1999...................................   $19.88     $12.13
Quarter ended July 31, 1999.................................    18.38      13.50
Quarter ended October 30, 1999..............................    26.31      16.63
Quarter ended January 29, 2000..............................    25.38      14.00

FISCAL YEAR ENDED FEBRUARY 3, 2001

Quarter ended April 29, 2000................................   $20.00     $13.88
Quarter ended July 29, 2000.................................    20.63      12.75
Quarter ended October 28, 2000..............................    24.88      17.35
Quarter ended February 3, 2001..............................    23.06      14.38

FISCAL YEAR ENDING FEBRUARY 2, 2002

Quarter ended May 5, 2001...................................   $29.00     $17.00
Quarter ended August 4, 2001................................    36.24      27.75
Quarter ending November 3, 2001 (through August 8, 2001)....    31.55      29.46

    As of August 8, 2001, we had approximately 36 stockholders of record (including Cede & Co., the nominee for The Depository Trust Company, a registered clearing agency) of the 22,593,091 outstanding shares of our common stock. On August 8, 2001, the last reported sale price for our common stock as reported by The Nasdaq National Market was $29.56 per share.

    We have not paid any dividends on our common stock since our initial public offering in July 1998 and do not currently anticipate paying any dividends on our common stock in the foreseeable future. Our credit facility with Fleet Capital Corporation restricts our ability to declare or pay dividends on our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of May 5, 2001:

    - on an actual basis; and

    - on an as adjusted basis to reflect the net proceeds from the sale of 2,500,000 shares of our common stock in this offering at an offering price of $29.00 per share.

    You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                     MAY 5, 2001
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------   -------------
                                                                     (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT FOR
                                                                  SHARE INFORMATION)
Current portion of long-term debt...........................   $     --        $     --
Total long-term debt........................................         --              --

Stockholders' equity:
  Preferred stock, $.01 par value; 25,000,000 shares
    authorized; none issued and outstanding.................         --              --
  Common stock, $.01 par value; 100,000,000 shares
    authorized; 22,421,540 shares issued and outstanding;
    and 24,921,540 shares issued and outstanding, as
    adjusted(1).............................................        224             249
  Additional paid-in capital................................     78,705         147,005
  Accumulated other comprehensive loss......................     (2,231)         (2,231)
  Retained earnings.........................................     54,070          54,070
                                                               --------        --------
  Total stockholders' equity................................    130,768         199,093
                                                               --------        --------
Total capitalization........................................   $130,768        $199,093
                                                               ========        ========

------------------------

(1) Excludes 2,597,243 shares of common stock issuable upon exercise of outstanding options. Also excludes an aggregate of 2,760,486 shares of common stock available for the future grants of stock options and purchases by employees under our employee stock purchase plan.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth, for the periods and at the dates indicated, our selected consolidated financial and operating data. The information presented below under the captions "Statement of Income Data" for fiscal years 1997 through 2001 and "Balance Sheet Data" as of February 1, 1997, January 31, 1998, January 30, 1999, January 29, 2000 and February 3, 2001 is derived from our audited consolidated financial statements. Prior to July 28, 1998, our consolidated financial statements include the combined financial position and results of operations of The Electronics Boutique, Inc. and EB Services Company, LLP, which were predecessors to our company. Our audited consolidated financial statements for each of the fiscal years in the three-year period ended
February 3, 2001 and as of January 29, 2000 and February 3, 2001 are included in this prospectus. The information presented below under the captions "Statement of Income Data" for the thirteen weeks ended April 29, 2000 and May 5, 2001 and "Balance Sheet Data" as of April 29, 2000 and May 5, 2001 are derived from our unaudited interim financial statements included in this prospectus. In the opinion of our management, our unaudited financial information contains all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations of our company as of such dates and for such periods. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this prospectus.

                                                                FISCAL YEAR ENDED                               13 WEEKS ENDED
                                       -------------------------------------------------------------------   --------------------
                                       FEBRUARY 1,   JANUARY 31,   JANUARY 30,   JANUARY 29,   FEBRUARY 3,   APRIL 29,    MAY 5,
                                          1997          1998          1999          2000          2001         2000        2001
                                       -----------   -----------   -----------   -----------   -----------   ---------   --------
                                                                                                                 (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
STATEMENT OF INCOME DATA:
Net sales............................   $337,059      $449,180      $571,042      $725,522      $766,335     $150,554    $178,897
Management fees......................      2,526         4,792         3,405         4,873         4,425          925         963
                                        --------      --------      --------      --------      --------     --------    --------
Total revenues.......................    339,585       453,972       574,447       730,395       770,760      151,479     179,860
Cost of goods sold...................    252,813       338,498       432,272       548,172       590,423      112,887     138,126
                                        --------      --------      --------      --------      --------     --------    --------
Gross profit.........................     86,772       115,474       142,175       182,223       180,337       38,592      41,734
Selling, general and
  administrative.....................     69,828        87,003        99,972       133,534       144,466       32,113      40,020
Depreciation and amortization........      6,615         7,997         9,775        12,278        15,855        3,541       4,556
                                        --------      --------      --------      --------      --------     --------    --------
Income (loss) from operations........     10,329        20,474        32,428        36,411        20,016        2,938      (2,842)
Equity in earnings (loss) of
  affiliates.........................       (573)        2,903          (161)           --            --           --          --
Other income.........................         --            --            --            --         1,550           --          --
Interest expense (income), net.......      1,298         1,380           289        (1,427)       (3,096)      (1,045)       (491)
Preacquisition loss of
  subsidiaries(1)....................         --           913            --            --            --           --          --
                                        --------      --------      --------      --------      --------     --------    --------
Income (loss) before income taxes....      8,458        22,910        31,978        37,838        24,662        3,983      (2,351)
Income tax expense (benefit)(2)......        550           846        11,693        15,008         9,791        1,580        (933)
                                        --------      --------      --------      --------      --------     --------    --------
Net income (loss)....................   $  7,908      $ 22,064      $ 20,285      $ 22,830      $ 14,871     $  2,403    $ (1,418)
                                        ========      ========      ========      ========      ========     ========    ========
Net income (loss) per share--basic...                                             $   1.11      $   0.67     $   0.11    $  (0.06)
                                                                                  ========      ========     ========    ========
Weighted average shares outstanding--
  basic..............................                                               20,559        22,254       22,223      22,332
                                                                                  ========      ========     ========    ========
Net income (loss) per
  share--diluted.....................                                             $   1.10      $   0.66     $   0.11    $  (0.06)
                                                                                  ========      ========     ========    ========
Weighted average shares outstanding--
  diluted............................                                               20,762        22,466       22,417      22,332
                                                                                  ========      ========     ========    ========

                                                                FISCAL YEAR ENDED                               13 WEEKS ENDED
                                       -------------------------------------------------------------------   --------------------
                                       FEBRUARY 1,   JANUARY 31,   JANUARY 30,   JANUARY 29,   FEBRUARY 3,   APRIL 29,    MAY 5,
                                          1997          1998          1999          2000          2001         2000        2001
                                       -----------   -----------   -----------   -----------   -----------   ---------   --------
                                                                                                                 (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
PRO FORMA INCOME DATA:
Income before income taxes...........   $  8,458      $ 22,910      $ 31,978
Pro forma income taxes(3)............      3,514         9,415        11,866
                                        --------      --------      --------
Pro forma net income(3)..............   $  4,944      $ 13,495      $ 20,112
                                        ========      ========      ========
Pro forma net income per
  share--basic.......................   $   0.31      $   0.85      $   1.12
                                        ========      ========      ========
Pro forma weighted average shares
  outstanding--basic(4)..............     15,794        15,794        18,030
                                        ========      ========      ========
Pro forma net income per
  share--diluted.....................   $   0.31      $   0.85      $   1.11
                                        ========      ========      ========
Pro forma weighted average shares
  outstanding--diluted(4)............     15,794        15,794        18,084
                                        ========      ========      ========
OPERATING DATA:
Stores open at end of period(5)......        360           452           528           619           737          628         763
Comparable store sales increase
  (decrease)(6)......................       20.8%         15.3%         14.1%         11.6%         (4.5)%       10.9%       14.3%
Capital expenditures.................   $  8,610      $ 18,470      $ 19,573      $ 31,757      $ 44,817     $  7,169    $  5,551

BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital (deficit)............   $  9,893      $(17,728)     $ (3,091)     $ 42,567      $ 30,133     $ 40,742    $ 29,661
Total assets.........................    139,244       142,791       172,047       275,513       267,239      244,479     255,640
Total liabilities....................    118,887       114,392       123,205       159,026       136,019      126,485     124,872
Stockholders' equity.................     20,357        28,399        48,842       116,487       131,220      117,994     130,768

------------------------------

(1) The results of operations of two subsidiaries, Electronics Boutique International, Inc. and Electronics Boutique Canada, Inc. have been consolidated since the beginning of the year ended January 31, 1998. Preacquisition loss of subsidiaries represents losses in Electronics Boutique International, Inc. and Electronics Boutique Canada, Inc. prior to their acquisition by Electronics Boutique Holdings Corp.

(2) Prior to our initial public offering, our predecessors, The Electronics Boutique, Inc. and EB Services Company, LLP, were taxed as an "S" Corporation and a partnership, respectively. As a result, their taxable income was passed through to their shareholders and partners, respectively, for federal income tax purposes. Accordingly, for periods prior to our initial public offering on July 28, 1998, the financial statements do not include a provision for federal income taxes. Additionally, The Electronics Boutique, Inc. elected to be treated as an "S" Corporation for tax purposes in some states, while remaining subject to corporate tax in other states and, as a result, the financial statements prior to July 28, 1998 provide for certain state income taxes. For periods after our initial public offering, we are taxed as a "C" corporation for both federal and state taxes.

(3) The pro forma net income gives effect to the application of the pro forma income tax expense that would have been reported had our predecessors, The Electronics Boutique, Inc. and EB Services Company, LLP, been subject to federal and all state income taxes for fiscal 1997, 1998 and 1999.

(4) Pro forma weighted average shares outstanding gives effect to the number of shares that would have been outstanding upon completion of our initial public offering and related transactions for periods prior to our initial public offering.

(5) Does not reflect EB-UK stores and Waldensoftware stores for which we provided management services.

(6) Comparable store sales are based on stores in operation for over one year and, commencing in fiscal 1999, sales made through our web site. The comparable store sales data for fiscal 2001 compares corresponding 52 week periods ending January 27, 2001 and January 29, 2000, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SHOULD BE READ IN CONNECTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THEIR NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    We believe we are among the world's largest specialty retailers of electronic games. As of July 7, 2001, we operated 789 stores, primarily under the names Electronics Boutique and EB GameWorld, in the United States, Canada, Australia, New Zealand, Denmark, South Korea and Norway. We also operate a commercial web site under the URL address WWW.EBGAMES.COM. We sell video game hardware and software, PC entertainment software and related accessories and products. We also provide management services to, and receive management fees from, EB-UK, which operates electronic games stores and department store-based concessions in the United Kingdom, Ireland and Sweden. We are a holding company and do not have any significant assets or liabilities, other than all of the outstanding capital stock of our subsidiaries.

    We depend on the introduction of new and enhanced products to support sales growth. During fiscal 2001, electronic game consumers anticipated the launch of Sony's PlayStation 2. As a result, we believe consumers purchased fewer alternative products in the months prior to the launch of PlayStation 2. Sony delayed its planned introduction of PlayStation 2 and was unable to deliver all of the units that were anticipated prior to the holiday selling season, resulting in a decline in our operating performance for the fourth quarter of fiscal 2001.

    Our fiscal year ends on the Saturday nearest January 31. Accordingly, the financial statements for our fiscal year 2001 ended February 3, 2001 include 53 weeks of operations and the financial statements for our fiscal year 2000 ended January 29, 2000 and our fiscal year 1999 ended January 30, 1999 each includes 52 weeks of operations.

RESULTS OF OPERATIONS

    The following table sets forth certain income statement items as a percentage of total revenues for the periods indicated:

                                                       FISCAL YEAR ENDED                 13 WEEKS ENDED
                                            ---------------------------------------   --------------------
                                            JANUARY 30,   JANUARY 29,   FEBRUARY 3,   APRIL 29,    MAY 5,
                                               1999          2000          2001         2000        2001
                                            -----------   -----------   -----------   ---------   --------
Net sales.................................      99.4%         99.3%         99.4%        99.4%      99.5%
Management fees...........................       0.6           0.7           0.6          0.6        0.5
                                               -----         -----         -----        -----     ------
Total revenues............................     100.0         100.0         100.0        100.0      100.0
Cost of goods sold........................      75.3          75.0          76.6         74.5       76.8
                                               -----         -----         -----        -----     ------
Gross profit..............................      24.7          25.0          23.4         25.5       23.2
Selling, general and administration.......      17.4          18.3          18.7         21.3       22.3
Depreciation and amortization.............       1.7           1.7           2.1          2.3        2.5
                                               -----         -----         -----        -----     ------
Income (loss) from operations.............       5.6           5.0           2.6          1.9       (1.6)
Other income..............................        --            --           0.2           --         --
Interest expense (income), net............       0.1          (0.2)         (0.4)        (0.7)      (0.3)
                                               -----         -----         -----        -----     ------
Income (loss) before income taxes.........       5.5           5.2           3.2          2.6       (1.3)
Income tax expense (benefit)..............       2.0           2.1           1.3          1.0       (0.5)
                                               -----         -----         -----        -----     ------
Net income (loss).........................       3.5%          3.1%          1.9%         1.6%      (0.8)%
                                               =====         =====         =====        =====     ======

THIRTEEN WEEKS ENDED MAY 5, 2001 COMPARED TO THIRTEEN WEEKS ENDED APRIL 29, 2000

    Net sales increased by 18.8% from $150.6 million in the thirteen weeks ended April 29, 2000 to $178.9 million in the thirteen weeks ended May 5, 2001. The increase in net sales was primarily attributable to a 14.3% increase in comparable store sales and the additional sales volume resulting from 135 net new stores opened since April 29, 2000. The increase in comparable store sales was primarily due to positive sales derived from PlayStation 2 hardware, software and accessories, which were partially offset by reductions in sales of Dreamcast, PlayStation one, Nintendo 64 software and Pokemon trading cards from the same quarter a year ago.

    Management fees increased by 4.1% from $925,000 in the thirteen weeks ended April 29, 2000 to $963,000 in the thirteen weeks ended May 5, 2001. The increase was attributable to additional fees earned from EB-UK, which were partially offset by the elimination of fees earned under a consulting agreement with Borders Group, Inc.

    Cost of goods sold increased by 22.4% from $112.9 million in the thirteen weeks ended April 29, 2000 to $138.1 million in the thirteen weeks ended May 5, 2001. As a percentage of net sales, cost of goods sold increased from 75.0% in the thirteen weeks ended April 29, 2000 to 77.2% in the thirteen weeks ended
May 5, 2001. The increase in cost of goods sold as a percentage of net sales was primarily attributable to increased sales of lower margin video game hardware and lower sales of higher margin Pokemon products. The increase was partially offset by lower freight costs as a percentage of net sales.

    Selling, general and administrative expense increased by 24.6% from $32.1 million in the thirteen weeks ended April 29, 2000 to $40.0 million in the thirteen weeks ended May 5, 2001. As a percentage of total revenues, selling, general and administrative expense increased from 21.3% in the thirteen weeks ended April 29, 2000 to 22.3% in the thirteen weeks ended May 5, 2001. The
$7.9 million increase was primarily attributable to the increase in our domestic and international store base and the associated increases in store, distribution, and headquarter operating expenses. The increase in selling, general and administrative expense as a percentage of total revenues was primarily attributable to the impact of the above factors on operating expenses, partially offset by the increase in net sales.

    Depreciation and amortization expense increased by 28.7% from $3.5 million in the thirteen weeks ended April 29, 2000 to $4.6 million in the thirteen weeks ended May 5, 2001. This increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings, remodeling of existing stores, new distribution centers and software depreciation.

    Operating income (loss) decreased by $5.8 million from income of $2.9 million in the thirteen weeks ended April 29, 2000 to a loss of $2.8 million in the thirteen weeks ended May 5, 2001. As a percentage of total revenues, operating income (loss) decreased from 1.9% in the thirteen weeks ended April 29, 2000 to (1.6)% in the thirteen weeks ended May 5, 2001, as a result of the increase in cost of goods sold, operating expenses and depreciation and amortization expense as a percentage of total revenues.

    Interest income, net, decreased by 53% from $1.0 million in the thirteen weeks ended April 29, 2000 to $0.5 million in the thirteen weeks ended May 5, 2001. The decrease was attributable to lower cash balances and declining interest rates on short-term investments.

    As a result of all the above factors, our income (loss) before income taxes decreased by $6.3 million from income of $4.0 million in the thirteen weeks ended April 29, 2000, to a loss of $2.4 million in the thirteen weeks ended
May 5, 2001.

    Income tax expense (benefit) decreased from a tax expense of $1.6 million in the thirteen weeks ended April 29, 2000 to a benefit of $0.9 million in the thirteen weeks ended May 5, 2001. As a percentage of income (loss) before income taxes, income tax expense (benefit) remained constant at 39.7% in the thirteen weeks ended April 29, 2000 to the thirteen weeks ended May 5, 2001.

FISCAL 2001 COMPARED TO FISCAL 2000

    Net sales (including shipping and handling fees) increased by 5.6% from $725.5 million in fiscal 2000 to $766.3 million in fiscal 2001. The increase in net sales was primarily attributable to the additional sales volume from 118 net new stores opened during fiscal 2001 and because fiscal 2001 included 53 weeks of net sales compared to 52 weeks in fiscal 2000. Offsetting the increase was a decrease in comparable stores sales of 4.5% for the 52 week period ending January 27, 2001. Comparable store sales were negatively impacted primarily by declines in sales of PlayStation one software, Pokemon related toys and trading cards, and PC education and productivity software, which was partially offset by increases in new generation video game hardware and software for the Sega Dreamcast and PlayStation 2 and Game Boy software.

    Management fees decreased 9.2% from $4.9 million in fiscal 2000 to $4.4 million in fiscal 2001. The decrease was primarily attributable to no performance bonus being earned in fiscal 2001 under a consulting agreement with Borders Group, Inc. whereas $791,000 was recorded in fiscal 2000. In addition, lower fees were earned in fiscal 2001 under this agreement as fewer stores were managed in the last year of this agreement. As of February 3, 2001 the contract expired as the remaining store leases ended in January 2001. Offsetting these decreases were additional management fees earned from EB-UK in fiscal 2001 of $516,000 due to increased sales by EB-UK.

    Cost of goods sold increased by 7.7% from $548.2 million in fiscal 2000 to $590.4 million in fiscal 2001. As a percentage of net sales, cost of goods sold increased from 75.6% in fiscal 2000 to 77.0% in fiscal 2001. The increase in cost of goods sold, as a percentage of net sales was primarily attributable to several factors such as an increase in low margin video hardware sales, particularly Sega Dreamcast and Sony PlayStation 2, a decrease in sales of high margin Pokemon related toys and trading cards, and a decrease in the gross margin on video game software. In addition, freight expense as a percentage of net sales increased due to the higher cost of shipping large quantities of video game hardware than in the prior year and the expediting of strong selling goods to stores to achieve maximum sell-through.

    Selling, general and administrative expense increased 8.2% from $133.5 million in fiscal 2000 to $144.5 million in fiscal 2001. As a percentage of total revenues, selling, general and administrative expense increased from 18.3% in fiscal 2000 to 18.7% in fiscal 2001. The $11 million increase was primarily attributable to the increase in our domestic and international stores base and the associated increases in store, distribution, and headquarter expenses, which was partially offset by an increase in promotional and marketing reimbursements. The increase in selling, general, and administrative expense as a percentage of total revenues was primarily attributable to the increase in operating expenses for the factors noted above and the decline in comparable store sales, partially offset by an increase in overall net sales due to the additional new stores.

    Depreciation and amortization expense increased by 29.1% from $12.3 million in fiscal 2000 to $15.9 million in fiscal 2001. The increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings, remodeling of existing stores, and leasehold improvements, furniture and fixtures, and computer software at corporate headquarters. In addition, in fiscal 2001 we purchased our corporate headquarters and distribution facility in West Chester, Pennsylvania, relocated to a larger distribution facility in Louisville, Kentucky, and built new distribution and office facilities in Australia and Canada.

    Operating income decreased by 45.0% from $36.4 million in fiscal 2000 to $20.0 million in fiscal 2001. As a percentage of total revenues, operating income decreased from 5.0% in fiscal 2000 to 2.6% in fiscal 2001, due to the increases in cost of goods sold and selling, general and administrative expense as a percentage of total revenues.

    Other income of $1.6 million was recorded in fiscal 2001. This income was the result of a termination fee on the acquisition of Funco, Inc. of $3.5 million, net of associated expenses of $1.9 million.

    Interest income, net, increased by 117% from $1.4 million in fiscal 2000 to $3.1 million in fiscal 2001. The increase was primarily due to income earned on short-term investments of the proceeds from our secondary offering completed in November 1999.

    As a result of all the above factors, our income before income taxes decreased by 34.8% from $37.8 million in fiscal 2000 to $24.7 million in fiscal 2001.

    Income tax expense decreased by 34.8% from $15.0 million in fiscal 2000 to $9.8 million in fiscal 2001. As a percentage of pre-tax income, income tax expense remained at 39.7% in both fiscal 2001 and fiscal 2000.

FISCAL 2000 COMPARED TO FISCAL 1999

    Net sales increased by 27.1% from $571.0 million in fiscal 1999 to $725.5 million in fiscal 2000. The increase in net sales was primarily attributable to an 11.6% increase in comparable store sales, which resulted in a $65.1 million increase in net sales, and the additional sales volume attributable to 91 net new stores opened during fiscal 2000. Comparable store sales were positively impacted primarily by the release of the Sega Dreamcast console system in the third fiscal quarter, which was supported by a strong supply of software titles through the end of the fiscal year. In addition, throughout the year there was a strong demand for Nintendo Game Boy software and hardware as well as toy categories including software related action figures and Pokemon trading cards.

    Management fees increased 43.1% from $3.4 million in fiscal 1999 to $4.9 million in fiscal 2000. The increase was primarily attributable to additional management fees earned from EB-UK on the sales of a newly acquired competitor which occurred in May 1999 and to a $543,000 performance fee earned for fiscal 2000 and an additional $248,000 performance fee earned for fiscal 1999 and recorded in fiscal 2000 under the consulting agreement with Borders Group, Inc.

    Cost of goods sold increased by 26.8% from $432.3 million in fiscal 1999 to $548.2 million in fiscal 2000. As a percentage of net sales, cost of goods sold decreased from 75.7% in fiscal 1999 to 75.6% in fiscal 2000. The decrease in cost of goods sold as a percentage of net sales was primarily attributable to increases in sales of Nintendo Game Boy software and hardware, Pokemon trading cards toys and software related action figures that carry higher overall margins than the console video game category.

    Selling, general and administrative expense increased by 33.6% from $100.0 million in fiscal 1999 to $133.5 million in fiscal 2000. As a percentage of total revenues, selling, general and administrative expense increased from 17.4% in fiscal 1999 to 18.3% in fiscal 2000. The $33.5 million increase was primarily attributable to the increase in our domestic and international store base and the associated increases in store, distribution, and headquarter operating expenses, which was partially offset by an increase in promotional and marketing reimbursements. In addition, $10.7 million was incurred in connection with an advertising and promotional campaign that began in the third quarter of fiscal 2000 primarily for our e-commerce business. The increase in selling, general and administrative expense as a percentage of total revenues was primarily attributable to the expenses associated with the advertising and promotional campaign in addition to other increases in operating expenses, partially offset by the increase in net sales.

    Depreciation and amortization expense increased by 25.6% from $9.8 million in fiscal 1999 to $12.3 million in fiscal 2000. This increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings, remodeling of existing stores, for leasehold improvements and furniture and fixtures at corporate headquarters.

    Operating income increased by 12.3% from $32.4 million in fiscal 1999 to $36.4 million in fiscal 2000. As a percentage of total revenues, operating income decreased from 5.6% in fiscal 1999 to 5.0% in fiscal 2000, as the decrease in cost of goods sold as a percentage of total revenues was more than offset by the increase in selling, general and administrative expenses as a percentage of total revenues.

    Interest expense, net, improved from an expense of $0.3 million in fiscal 1999 to income of $1.4 million in fiscal 2000. The change was primarily attributable to interest income earned from investing excess cash in short term investments from the secondary offering in November 1999 and to the repayment of our debt with the proceeds of the initial public offering in fiscal 1999.

    As a result of all the above factors, our income before income taxes increased by 18.3% from $32.0 million in fiscal 1999 to $37.8 million in fiscal 2000.

    Income tax expense increased from $11.7 million in fiscal 1999 to $15.0 million in fiscal 2000. As a percentage of pre-tax income, income tax expense increased from 36.6% in fiscal 1999 to 39.7% in fiscal 2000. The increase as a percentage of pre-tax income was due to us being taxed in fiscal 2000 as a "C" corporation, whereas income in fiscal 1999 prior to the initial public offering on July 28, 1998 was taxed as an "S" corporation.

LIQUIDITY AND CAPITAL RESOURCES

    We have historically financed our operations through a combination of cash generated from operations and bank debt. On March 16, 1998, our predecessor entered into a loan and security agreement with Fleet Capital Corporation, pursuant to which Fleet agreed to make available a revolving credit facility in an amount up to $50.0 million. This revolving credit facility was assigned to us and automatically renews for one-year terms unless terminated. Interest accrues on borrowings at a per annum rate equal to either LIBOR plus 250 basis points or Fleet's base rate of interest, at our option. The loan is secured by a substantial portion of our current and future business assets, including accounts receivable, inventory, equipment and fixtures, and is guaranteed by several of our subsidiaries. The loan agreement contains covenants typical for a secured credit facility, including covenants relating to net worth and cash flow, and covenants prohibiting us from creating liens and, when less than $3.5 million remains available under the facility, from issuing dividends, incurring additional indebtedness for borrowed money, engaging in mergers and acquisitions, selling assets, making investments and engaging in transactions with affiliates. Under our credit facility with Fleet, if the Kim family does not own, indirectly through EB Nevada Inc., at least 25% of our outstanding capital stock, we may be declared in default under the credit facility. At
May 5, 2001 we had no borrowings under our credit facility.

    We used $23.6 million of cash from operations in the thirteen-week period ended May 5, 2001 and used $21.0 million of cash from operations during the thirteen weeks ended April 29, 2000. The $23.6 million of cash used in operations in the current year period was primarily the result of payment of accounts payable, accrued expenses and income taxes payable that were outstanding at the end of the prior fiscal year, the purchase of inventory, and the net loss for the period, partially offset by non-cash charges to net loss and collections of accounts receivable. The $21.0 million of cash used in operations in last year's period was primarily the result of an increase in merchandise inventories, payment of accounts payable, accrued expenses and income taxes payable that were outstanding at the end of the fiscal year, partially offset by cash generated from net income and non-cash charges to net income.

    We made capital expenditures of $5.6 million in the thirteen weeks ended May 5, 2001, primarily to open new stores and remodel existing stores, and at our headquarters and distribution centers. We made capital expenditures of $7.2 million in the thirteen weeks ended April 29, 2000, primarily to open new stores and remodel existing stores and at our headquarters and distribution centers, and for the purchase of land on which new distribution centers were built last year in Canada and Australia.

    We believe that cash generated from our operating activities, available bank borrowings and this offering will be sufficient to fund our operations and domestic and international store expansion programs.

IMPACT OF INFLATION

    We do not believe that inflation has had a material effect on our net sales or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137 and SFAS 138. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. As required, we adopted SFAS 133 as amended in the first quarter of fiscal year 2002. The adoption of this standard did not materially impact our results of operations, financial condition or long-term liquidity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We invest cash balances in excess of operating requirements in short-term investment grade securities, generally with maturities of 90 days or less. In addition, our revolving credit facility provides for borrowings which bear interest at variable rates based on either the bank's base rate or LIBOR plus 250 basis points. We had no borrowings outstanding pursuant to the revolving credit facility as of May 5, 2001. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our financial position, results of operations, and cash flows should not be material.

    We have retail operations in various foreign countries including Canada, Australia, New Zealand and South Korea. We are subject to currency exchange rate and currency devaluation risks due to these operations. Since approximately 86% of our net sales are domestic, we do not believe that currency exchange rate fluctuations would have a material adverse effect on our results of operations and financial condition. As of May 5, 2001, we had forward contracts to sell Canadian dollars for U.S. dollars totaling $11,400,000, with a fair value of approximately $32,000. These contracts were entered into as fair value hedges of intercompany loans. We recorded an immaterial amount of net loss related to hedge ineffectiveness in the quarter. The net loss is recorded in selling, general and administrative expense. One contract for $4,500,000 expired in May 2001 and the remaining contracts for $6,900,000 expire in December 2001. We intend to monitor our exposure to these risks and reevaluate our hedging strategies as appropriate.

SEASONALITY AND QUARTERLY RESULTS

    Our business, like that of most retailers, is highly seasonal. A significant portion of our net sales, management fees and profits are generated during our fourth fiscal quarter, which includes the holiday selling season. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other factors, the timing of new product introductions and new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays or promotions and changes in our merchandise mix.

    The following table sets forth certain unaudited quarterly income statement information for fiscal 2000 and fiscal 2001. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

                                                  FISCAL                                      FISCAL                      FISCAL
                                                   2000                                        2001                        2002
                                 -----------------------------------------   -----------------------------------------   --------
                                   1ST        2ND        3RD        4TH        1ST        2ND        3RD        4TH        1ST
                                 QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT FOR NUMBER OF STORES AND PER SHARE AMOUNTS)
Total revenues.................  $123,845   $113,272   $177,751   $315,526   $151,479   $126,128   $159,166   $333,987   $179,860
Gross profit...................    33,167     30,756     41,430     76,870     38,592     31,658     36,936     73,152     41,734
Operating income (loss)........     4,435        941      6,291     24,744      2,938     (5,633)     1,950     20,761     (2,842)
Net income (loss)..............     2,873        549      3,864     15,545      2,404     (2,006)     1,394     13,080     (1,418)
Earnings (loss) per share
  --Basic......................  $   0.14   $   0.03   $   0.19   $   0.72   $   0.11   $  (0.09)  $   0.06   $   0.59   $  (0.06)
  --Diluted....................      0.14       0.03       0.19       0.71       0.11      (0.09)      0.06       0.58      (0.06)
Stores open at quarter end.....       550        564        595        619        628        645        694        737        763

    A gain of $1.6 million resulting from the termination fee on the acquisition of Funco, Inc. was recorded in other income in the second quarter of fiscal 2001.

                                    BUSINESS

GENERAL

    We believe we are among the world's largest specialty retailers of electronic games. As of July 7, 2001, we operated 789 stores, primarily under the names Electronics Boutique and EB GameWorld, in the United States, Canada, Australia, New Zealand, Denmark, South Korea and Norway. We also operate a commercial web site under the URL address WWW.EBGAMES.COM. We sell video game hardware and software, PC entertainment software and related accessories and products. Our compound annual growth rates for sales and pre-tax net income from fiscal 1997 to fiscal 2001 were 22.8% and 30.7%, respectively.

    The electronic game industry is an approximately $7 billion market in the United States that has grown at a compound annual growth rate of 18.5% over the last five years. According to International Development Group, a leading market research firm in our industry, this industry is projected to grow at an annual rate of approximately 25% for the next two years primarily as a result of the large number of expected introductions and roll-outs of new video game hardware systems. The introductions of Sony's PlayStation 2 in late 2000 and Nintendo's Game Boy Advance in June 2001, as well as the anticipated introduction of Nintendo's GameCube and Microsoft's Xbox in the fourth quarter of 2001, represent the most significant video game hardware introductions since 1996. These introductions are anticipated to increase substantially the installed base of video game hardware units and drive growth in the software segment. We believe our position as the destination of choice for the electronic game enthusiast will enable us to benefit from this rapid industry growth.

    We serve the electronic game enthusiast who demands immediate access to new release titles and who generally purchases more video game titles and PC entertainment software than the average electronic game consumer. As a result, we believe our tie ratio of sales of software units to hardware units sold is consistently above the industry average. We believe that we attract the electronic game enthusiast due to our:

    - specialty store focus on the electronic game segment;

    - ability to stock sought-after new releases;

    - breadth of product selection; and

    - knowledgeable sales associates.

    We believe that our vendors recognize the importance of our electronic game enthusiast customer base and, consequently, often grant us disproportionately large allocations of new release titles and products. We have developed a highly effective centralized inventory management system which enables us to execute our "first to market" new release strategy and efficiently manage overall inventory levels in order to maximize the sale of new products during peak periods and avoid markdowns as titles mature.

INDUSTRY OVERVIEW

    The electronic game industry is segmented into two primary product categories, video games and PC entertainment software.

    VIDEO GAMES. Domestic retail sales of video game titles and hardware were approximately $5.6 billion in 2000 and, according to International Development Group, are expected to grow approximately 30% annually for the next two years due to the introduction of several new hardware platforms. Growth in the industry has been driven by continued improvements in systems technology, substantial growth in the number of titles available across game categories and the emergence of well-capitalized software publishers with significant advertising budgets to support new releases.

Enhanced technological features of new hardware platforms expand gaming capabilities, encourage existing players to upgrade their hardware platforms and attract new video game players to purchase their first systems.

    From 1996 to September 1999, the video game market was dominated by two manufacturers, Nintendo and Sony, each of which manufactures proprietary hardware. Sony introduced the PlayStation in 1995 and Nintendo introduced the Nintendo 64 in 1996. In September 1999, Sega introduced the Sega Dreamcast. In October 2000, Sony introduced the PlayStation 2, which represented a significant improvement in graphics, processing power and audio quality over the systems in use at the time. Nintendo introduced the Game Boy Advance, the successor to the highly successful Game Boy, in June 2001. Nintendo's GameCube console, planned for introduction early in the fourth calendar quarter of 2001, is also expected to feature significant performance enhancements over the current Nintendo 64 system and will be based on CD technology as compared to the current cartridge-based technology. Microsoft's Xbox, also scheduled for launch early in the fourth calendar quarter of 2001, is expected to provide advanced graphics as well as Internet connectivity. We believe that the Game Boy Advance, the PlayStation 2 and the expected introductions of Nintendo's GameCube and Microsoft's Xbox represent the beginning of a new expansion cycle for the electronic game industry.

    At year end 2000, the installed base of video game hardware systems in the United States totaled approximately 24.9 million Sony PlayStation units,
15.7 million Nintendo 64 units, 2.4 million Sega Dreamcast units, and
32.0 million Game Boy Color units. Hardware manufacturers and third-party publishers produce a wide range of game titles for each of these major hardware systems. In addition, according to NPD Group, Inc., a market research firm, sales of video game systems accessories are estimated to be approximately
$700 million in 2001.

    PC ENTERTAINMENT SOFTWARE. Domestic retail sales of PC entertainment software were approximately $1.4 billion in 2000 and, according to International Development Group, are expected to grow at approximately 3% annually over the next several years. PC entertainment software is generally sold in the form of CD-Roms and played on multimedia PCs featuring fast processors, expanded memories, and enhanced graphics and audio capabilities. The domestic installed base of multimedia PCs has increased from approximately 14.0 million units in 1995 to approximately 50.7 million units in 2000.

    CUSTOMERS. We believe the typical electronic game consumer is male, between the ages of 14 and 34, and lives in a household with an annual income in excess of $50,000. According to a joint study conducted by us and Imagine Media, a publisher of interactive entertainment magazines and web sites, owners of video game hardware systems purchase an average of 3.2 game titles per year. We believe that our core customer, the electronic game enthusiast, owns multiple video game hardware systems and purchases significantly more game titles per year than the average electronic game consumer. In addition, many electronic game players purchase PC entertainment software as well as video game titles.

COMPETITIVE STRENGTHS

    We seek to enhance our position as one of the world's largest specialty retailers of video game titles and PC entertainment software by focusing on the following:

    BREADTH OF TITLE SELECTION. We offer our customers an extensive selection of video game titles and PC entertainment software at competitive prices. Our typical store offers over 1,000 titles at any given time from over 75 video game and PC entertainment software vendors. Most of these titles are also available on our web site. We continuously update our title selection in each store to reflect the tastes and buying patterns of the store's local market. We carry game titles, which are compatible with all major video game hardware systems and PCs. In addition to video game titles and PC entertainment software, we offer a complementary line of productivity and educational software and PC and video game accessories and peripheral products, including graphics accelerators, joysticks, memory cards, books and magazines. By offering all major video game hardware systems and providing a broad but focused assortment of electronic game software and accessories, we seek to establish our stores and web site as the destination of choice for electronic game enthusiasts.

    IMMEDIATE AVAILABILITY OF NEW RELEASES. We strive to be the first in our markets to offer new video game and PC entertainment software titles upon their release. We believe that vendors recognize the importance of our electronic game enthusiast customer base and, consequently, often grant us disproportionately large allocations of new release products. Our inventory management systems then rapidly move the products from our distribution centers to our stores. New release titles are often preceded by substantial publicity in the form of print advertisements and reviews in publications and, increasingly, are promoted through television advertisements by the game and software publishers. This publicity tends to create high levels of demand for new releases among electronic game enthusiasts, often well in advance of release dates. This demand has afforded us an important marketing opportunity to drive traffic to our stores and our web site. To assure our customers immediate access to new releases, we offer our customers the "EB Pre-Sell Program" through which they can pre-order video games and PC software prior to their release for delivery upon our receipt of the product. We also have established the "EB Reserve List," which entitles participants on this list to be notified when a game has arrived in our stores. On average, we introduce 20 new game titles in our stores and on our web site each week.

    HIGHLY EFFECTIVE INVENTORY MANAGEMENT SYSTEM. We emphasize strict inventory policies in order to manage approximately 2,400 SKUs, including video game titles, PC entertainment software, video game hardware units, accessories and related products. Our inventory management system enables us to maximize sales of new release titles and avoid markdowns as titles mature. We minimize our inventory risk by:

    - conducting extensive research on new release titles to forecast anticipated daily sell through;

    - utilizing POS polling technology to provide daily sales, margin and inventory reports to our merchandising staff;

    - managing inventory on a store-by-store basis to address local customer merchandise preferences; and

    - replenishing store level inventories daily from our automated distribution centers.

    In June 2000, we implemented SCORE, an advanced inventory replenishment tool. SCORE assists us in keeping our distribution centers in stock on a broad SKU base by forecasting demand and suggesting orders at our distribution centers and in managing the replenishment function from our distribution centers to our stores. The system forecasts our inventory requirements on an individual store basis and aggregates our total requirements, resulting in improved in-stock levels in our stores. Since we are able to more accurately forecast our product needs, SCORE has also allowed us to reduce freight costs due to the lower number of expedited orders to our distribution centers and to our stores. In addition, SCORE has enabled us to stop re-ordering slow selling items sooner than we previously did using our prior inventory management system. Our ability to react quickly to consumer purchasing trends has reduced our active SKU count, reduced shipping and handling costs for overstocks and reduced our need to discount products.

    KNOWLEDGEABLE SALES ASSOCIATES. We believe that our knowledgeable sales associates provide us with an important competitive advantage over mass merchants, toy retail chains and office supply, computer product and consumer electronics superstores, all of which compete with us, but which we believe offer lower levels of customer service in the electronic game category than we do. Many of our sales associates are electronic game enthusiasts. In addition, we provide all of our sales associates training and information on video game and PC entertainment software products, system requirements and selling techniques. We facilitate training through vendor-sponsored "EB University" seminars, held for store managers and field managers, and through regularly scheduled in-store seminars for our sales associates conducted by our District Managers. We also encourage sales associates to learn about their customers' game preferences. With this knowledge, sales associates introduce customers to a selection of electronic games and accessories that may suit their preferences and advise them of pending new releases suited to their expressed interests, thereby enhancing our customers' overall game experience.

    DISCIPLINED STORE OPERATIONS. Our management team exercises significant control over all aspects of our store operations, including product research, purchasing, distribution, site selection, store development, POS financial reporting and sales training. We believe that this commitment to operational control enables us to:

    - generate positive cash flow in substantially all of our stores;

    - identify opportunities to improve store productivity quickly; and

    - react to shifts in product pricing and consumer purchasing trends.

    VALUE PRICING. In an effort to offer maximum value to our customers and discourage comparison shopping, we maintain an "everyday low price" policy on advertised merchandise. We complement this policy with an extensive selection of merchandise and a high level of customer service.

    LEADERSHIP IN E-BUSINESS. We believe that our customers are generally more familiar with the Internet and with online retailing than the average consumer, giving us the opportunity to interact with our customers through online applications. We have designed our web site to serve our customers by providing product reviews, access to new releases, user-friendly online purchasing and the ability to pre-order video games and PC entertainment software. In addition, we are among the first retailers to offer a games-on-demand service focused on providing online streaming video of new release titles to households with broadband Internet capability.

GROWTH STRATEGY

    NEW STORE EXPANSION. We believe that there is an opportunity for significant new store growth domestically and internationally. Over the last four fiscal years we have doubled our store base. We plan to open approximately 175 net new stores in fiscal 2002 and approximately 200 net new stores in fiscal 2003.

        DOMESTIC OPPORTUNITY. We plan to open approximately 135 net new stores in fiscal 2002 in the United States. We plan to continue to open stores under our Electronics Boutique format in selected malls. In addition, we plan to accelerate the growth of the EB GameWorld format which will be located primarily in urban areas, central business districts and strip and power shopping centers. We expect our EB GameWorld stores to require lower initial investments, generate higher gross margins and have a lower operating cost structure than our mall-based stores. EB GameWorld stores, which carry a wider assortment of pre-owned electronic games, target the more value conscious electronic game enthusiast.

        INTERNATIONAL OPPORTUNITY. We opened our first store in Canada in 1993, in Australia in 1997 and in New Zealand in 2000. In these international markets, we operated 154 stores as of July 7, 2001 and plan to open approximately 40 net new stores in fiscal 2002. We believe that our current international presence will enable us to leverage our existing distribution and management infrastructure for further expansion. In fiscal 2002, we have begun to put in place a store expansion program for continental Europe which includes both the acquisition of regional chains and the opening of new stores. In May 2001, we completed the acquisition of eight stores in Denmark and Norway, which will serve as a foundation for our expansion in Scandinavia. The electronic games market in continental Europe is approximately $4.8 billion in size, has consumer demand characteristics similar to the U.S. market and, according to International Development Group, is expected to grow at a faster rate than the U.S. market. We believe retail competition in the electronic game industry is weaker throughout continental Europe than in the United States because there are very few specialty electronic game retail chains in continental Europe and the existing specialty chains are small and undercapitalized, with little or no investment in distribution and information systems. Today, most electronic games are sold in Europe through general merchandise stores that offer less service and a smaller product selection than our stores. We believe that our store model, merchandising expertise and strong vendor relationships should enable us to gain significant market share in our targeted continental European markets over the next several years. Our risk factor entitled "Our services agreement with EB-UK restricts our ability to expand our business in Europe and we could become involved in further litigation with EB-UK which could adversely affect our business" provides more information regarding our relationship with EB-UK and the limitations on our ability to expand into Europe.

    EXPANSION OF ONLINE RETAILING. We believe that our core customer tends to be an Internet user, and we strive to meet their needs through our web site, WWW.EBGAMES.COM, which provides product reviews, access to new release titles, user-friendly online purchasing, and the ability to pre-order video games and PC entertainment software. In addition, we are among the first retailers to offer a games-on-demand service focused on providing online streaming video of new release titles to households with broadband Internet capability. We attract customers to our web site through relationships with content providers, cross promotions with electronic game publications and cost-effective print advertising. We expect to continue to experience traffic and revenue growth on our web site.

RETAIL OPERATIONS

    As of July 7, 2001, we operated a total of 789 stores in the United States, Canada, Australia, New Zealand, Denmark, South Korea and Norway, primarily under the names Electronics Boutique and EB GameWorld.

    STORE FORMATS. Electronics Boutique stores are specialty retail stores that offer video game hardware and game titles, PC entertainment, educational and productivity software, and video game and PC accessories. Electronics Boutique stores are located primarily in high traffic areas in regional shopping malls and generally stock approximately 2,400 SKUs. The typical mall-based Electronics Boutique store is approximately 1,200 square feet, with stores ranging in size from 425 square feet to 2,800 square feet. In order to display most of our products on our stores' shelves, we maintain retail selling space which averages approximately 90% of total square footage. We believe that our Electronics Boutique stores generate sales per square foot that are among the highest of any mall-based retailer. As of July 7, 2001, we operated 717 Electronics Boutique stores.

    EB GameWorld stores are generally larger stores located in urban areas, central business districts, and strip and power shopping centers. We opened our first EB GameWorld store in fiscal 2001 and we operated 27 EB GameWorld stores as of July 7, 2001. EB GameWorld stores range in size from 1,250 to 2,500 square feet, with retail selling space averaging approximately 90% of total square footage. We believe that our EB GameWorld stores do not compete directly with our Electronics Boutique stores due to their locations and their focus on pre-owned electronic games.

    In addition, as of July 7, 2001, we operated 21 stores that sell sports collectibles and memorabilia under the name BC Sports Collectibles. We believe the customer base of BC Sports Collectibles shares many of the same demographic characteristics as the customer base of our Electronics Boutique stores. We generally locate BC Sports Collectibles stores in malls and strip and power shopping centers in or near cities with several professional sports franchises. The stores range in size from 1,000 to 5,000 square feet.

    We developed our EBKids store format to give parents and young children a shopping destination for interactive and developmental toys and family-friendly, non-violent software. We believe our EBKids merchandise appeals to children ages 2-12 years old, thereby introducing the Electronics Boutique brand name to consumers at an early age. We opened our first EBKids store in fiscal 2000 and operated 24 EBKids stores as of July 7, 2001.

    SITE SELECTION. We typically locate our stores in mall and strip and power shopping centers, and we believe that there are many suitable locations available for future sites. Our standardized site selection criteria include:

    - lease terms;

    - population demographics;

    - traffic count;

    - store-front visibility and presence;

    - adjacencies;

    - competition; and

    - accessible parking.

    We view lease terms as the most critical element in our site selection process. We have used our knowledge of our market areas to negotiate favorable lease terms at many of our store locations, which has resulted in lower occupancy costs. We regularly review the profitability and prospects of each of our stores and evaluate whether any underperforming stores should be closed or relocated to more desirable locations.

    STORE PRODUCTIVITY. We strive to increase the productivity of our stores by focusing on the following areas:

    - Inventory Management and Controls. We use our POS and inventory management systems, including our automated distribution centers, to improve our merchandise mix and in-stock positions, increase inventory turns and drive down shrinkage which, at less than 0.6% of sales in fiscal 2001, we believe is among the lowest of mall-based retailers.

    - Managing Store Payroll. We seek to optimize store payroll expense by utilizing our POS reporting systems to assure the best possible match of sales associate floor coverage to customer traffic. In an effort to enhance our store payroll strategy, we utilize a system, known as ShopperTrak, that electronically measures store customer traffic throughout the day and provides us with an analysis of sales conversion rates by store and by sales associate. This system allows us to monitor and to improve our sales conversion rates.

    STORE ECONOMICS. The average cost, net of payables, of opening a new Electronics Boutique store in fiscal 2001 was approximately $144,000. This included approximately $144,000 for furniture, fixtures, equipment and leasehold improvements and $150,000 of inventory which, on average, was funded entirely with payables. Pre-opening expenses are minimal and are included in the store's expenses for the first month of operation.

    The average cost, net of payables, of opening a new EB GameWorld store is expected to be approximately $78,000. This includes approximately $58,000 for furniture, fixtures, equipment and leasehold improvements and $75,000 of inventory of which, on average, $55,000 is expected to be funded with payables. Pre-opening expenses are expected to be minimal and are included in the store's expenses for the first month of operation.

    The cost to open an international store is approximately the same in U.S. dollars as the cost to open a domestic store. Typically, our new stores have generated a positive store operating contribution within the first 12 months of operations.

    STORE OPERATIONS. We divide our North American store base (in the United States and Canada) into 10 geographic regions, which are supervised by our Senior Vice President of Stores, 10 Regional Vice Presidents/Directors and 60 District Managers. Each District Manager is responsible for approximately 10 stores. Our stores in Australia, New Zealand and South Korea are supervised by a Managing Director, a District Manager and six Area Managers. Each of our stores has a full-time manager and a full-time assistant manager in addition to hourly sales associates, most of whom work part-time. The number of hourly sales associates fluctuates depending on our seasonal needs. Our domestic stores are open seven days per week and generally ten hours each day. We operate our international stores in a manner substantially similar to our domestic stores.

ONLINE RETAILING

    In April 1999, we established a separate e-commerce subsidiary to accelerate the growth of our Internet business. In fiscal 2001, we recorded 42.5 million visits to our web site compared to 19.6 million in fiscal 2000. In addition, revenues from our web site in fiscal 2001 were $25 million compared to revenues of $14.1 million in fiscal 2000. In February 2001, we re-branded our e-commerce web site from EBWORLD.COM to EBGAMES.COM. We expect to continue to experience traffic and revenue growth on our web site.

    The Internet represents a logical extension of our traditional store-based retail business. We believe that our customers are generally more familiar with the Internet and with online retailing than the average consumer. Our own in-store and online surveys indicate that our web site's detailed product reviews, game previews, new release schedules, product notification services, industry news and advanced search capabilities appeal to a significant portion of the game enthusiast audience. We believe our purchasing power provides us with an advantage over online-only competitors and that the breadth of our store-based operations and the strength of our brand name differentiate EBGAMES.COM from other online competition. EBGAMES.COM utilizes our merchandising expertise to leverage our strong vendor relationships and provide online customers with an extensive selection of titles. Further, EBGAMES.COM leverages our distribution and order fulfillment capabilities, which allows us to provide delivery of new release titles directly to consumers on the same day they are available in our stores.

    We believe that Internet broadband technology will play an important role in the future of online retailing. In June 2001, we launched EB1, an online distribution mechanism which allows consumers with Internet broadband capability to rent popular PC game titles over the Internet through online streaming video technology. This industry-leading initiative, which represents a partnership among us, an affiliate of Enron Broadband Services, Inc. and Into Networks, Inc. provides us with a presence in the Internet broadband market as the adoption of this technology grows. Under a master license and services agreement, we have been granted a five year license to use Into Networks' IntoMedia System as the platform for EB1 through which our customers will access and use available game titles. Our customers can experience high quality interactive entertainment through this new channel, which is expected to generate incremental revenue through rental fees as well as from referrals to purchase packaged PC games through EBGAMES.COM.

EB-UK SERVICES AGREEMENT

    Under a services agreement with EB-UK, we provide management services for EB-UK's stores and department store-based concessions in the United Kingdom, Ireland and Sweden. We also license the use of the name Electronics Boutique to EB-UK in the United Kingdom and Ireland. EB-UK is one of the leading specialty retailers of electronic games in the United Kingdom and Ireland, operating over 300 stores. EB-UK's business strategy is substantially similar to our business strategy.

    Under the terms of the services agreement, at the request of EB-UK, we are required to provide management services, including assistance with ordering and purchasing inventory, store design and acquisition, advertising, promotion, publicity and information systems. EB-UK is responsible for the payment of fees, payable, at our option, in cash or EB-UK stock, equal to 1.0% of EB-UK's net sales plus a bonus calculated on the basis of net income in excess of a pre-established target set by EB-UK. In fiscal 2001, we received approximately $4.4 million in management fees from EB-UK. The services agreement prohibits us from competing with EB-UK in the United Kingdom and Ireland until January 2007. The services agreement also requires that, until January 2006, we report to EB-UK any opportunity relating to the electronic game retailing business which we become aware of in Europe (excluding Scandinavia) which could be made available to EB-UK and use reasonable endeavors to procure that each and every such opportunity is first offered to EB-UK, on the same terms, including as to cost. EB-UK's right to use the Electronics Boutique name terminates six months after the services agreement expires in January 2006.

PRODUCTS

    Our product line consists of video game titles, PC entertainment software titles, video game hardware systems, related products and toys, trading cards, and accessories. We also market selected PC productivity and educational software titles. Our in-store inventory at any given time consists of approximately 2,400 SKUs.

    VIDEO GAME TITLES AND PC ENTERTAINMENT SOFTWARE. We carry over 500 video game titles (excluding pre-owned games) and over 500 PC entertainment software titles at any given time. We purchase video game titles directly from the leading manufacturers, which include Nintendo, Sega and Sony, as well as a variety of third-party game publishers, such as Electronic Arts, Inc., THQ Inc. and Activision, Inc. We are one of the largest domestic customers of video game products sold by these publishers. We currently purchase titles from over 75 vendors. We market electronic games across a variety of genres, including Action, Strategy, Adventure/Role Playing, Simulation, Sports, Children's Entertainment and Family Entertainment. We maintain a broad selection of popular new release titles, which we define as titles that have been available for less than six weeks from the date of their release.

    PRE-OWNED ELECTRONIC GAMES. Video game software has a useful life of thousands of plays. As a result of the proliferation of new titles and the tendency of electronic game players to seek new game challenges after mastering a particular title, a growing market for pre-owned video game titles has evolved. We carry approximately 600 pre-owned titles in a typical Electronics Boutique store. We allow customers to trade in pre-owned games in our stores, and we operate an in-house reclamation center where these trade-ins can be tested, cleaned, relabeled, repackaged, repriced and redistributed back to the stores. These trade-ins are then resold in our stores at a discount to the price of new releases. Sales of pre-owned video game titles generate significantly higher margins than new titles, and we believe their availability in our stores attracts our core game enthusiast customer.

    VIDEO GAME HARDWARE. We offer the video game hardware systems of all major manufacturers, including Sony's PlayStation 2 and PlayStation one, the Nintendo Game Boy and the new Nintendo Game Boy Advance, Nintendo 64 and the Sega Dreamcast. Due to our strong relationships with the publishers, we often receive disproportionately large allocations of new release hardware products which is an important component of our strategy to be the destination of choice for electronic game enthusiasts. We believe that selling video game hardware increases store traffic and promotes customer loyalty, leading to increased sales of video game titles, which typically have higher gross margins than video game hardware systems. We also offer extended service agreements and extensions of manufacturer warranties of the video game systems. We intend to offer the new Nintendo GameCube and Microsoft Xbox systems when they are introduced later this year.

    ACCESSORIES. In recent years, the growing popularity of electronic games has led to an increase in sales of accessory products, which generally have higher gross margins than hardware and software products. Presently, we offer over 600 accessory product SKUs, including 3-D graphics accelerators, memory cards and joysticks. We also market instructional books on the most popular electronic game titles.

    RELATED PRODUCTS AND TRADING CARDS. We offer an assortment of trading cards, such as Pokemon and Star Wars products, that also appeal to our core customers. We also offer action figures that are related to video game characters.

    PC EDUCATION AND PRODUCTIVITY SOFTWARE. In addition to our category dominant assortment of video game and PC entertainment software titles, we offer a complementary selection of educational, personal productivity and finance software titles. We believe that these titles also appeal to our core customer base.

INVENTORY MANAGEMENT AND DISTRIBUTION

    INVENTORY MANAGEMENT. We do extensive research prior to the release of new products and titles and carefully manage our inventory to minimize the risk associated with introducing new products and titles. Our merchandising staff evaluates potential products by testing many pre-release samples received from publishers, reading game reviews, interviewing customers and store associates, and studying vendor marketing plans. Our centralized merchandising staff also analyzes the EB Pre-Sell Program and EB Reserve List information and other data to estimate initial demand and the projected life cycle for a new release. We then use our new product analyses to plan the initial purchases and allocations among our stores and web site.

    In 2000, we implemented an advanced inventory replenishment tool, SCORE, which was developed by nonStop Solutions Inc. SCORE provides the merchandise staff with a greater level of detail and enables us to specifically design an individual store inventory mix based upon a number of criteria including history, competition, and time in transit. The system forecasts our inventory requirements on an individual store basis and aggregates our total requirements, resulting in improved in-stock levels in our stores. Since we are able to more accurately forecast our product needs, SCORE has allowed us to reduce freight costs by reducing the number of expedited orders to our distribution centers and to our stores. In addition, SCORE has enabled us to stop re-ordering slow selling items sooner than we did using our prior inventory management system. Our ability to react quickly to consumer purchasing trends has reduced our active SKU count, reduced shipping and handling costs for overstocks and reduced our need to discount products.

    DISTRIBUTION. We currently operate three distribution centers in the United States, each of which focuses on separate components of our business. Our 97,500 square foot facility in West Chester, Pennsylvania handles staple products and online fulfillment. Our 80,000 square foot distribution center in West Chester, Pennsylvania handles returns and reclamation along with distribution for EBKids and BC Sports Collectibles. Our 200,000 square foot distribution center in Louisville, Kentucky supports flow-through operations on new releases, top selling products and online fulfillment. In 2000, we expanded our international distribution capabilities by building a 120,000 square foot facility in Canada and a 70,000 square foot facility in Australia. These facilities allow us to replenish our stores on a daily basis, thereby reducing inventory levels and increasing inventory turns, while supporting our "first to market" new-release strategy. Our rapid processing capability in our distribution centers is facilitated by several advanced inventory management technologies, including paperless picking and radio frequency support. Our ability to rapidly process incoming shipments of new release titles quickly and distribute them to all of our stores by the next morning enables us to meet peak demand. In 2000, we also implemented a new warehouse management system, LogPro, in our domestic distribution centers. This planning tool enables us to make more efficient use of carriers, thus providing improved productivity and labor and freight savings. We also believe that our distribution network provides a competitive advantage for EBGAMES.COM because it enables us to provide immediate delivery service to our online customers.

    During peak sales periods, we may enter into short-term arrangements for additional retail distribution centers to ensure timely restocking of all of our stores. We have also established relationships with third-party distributors to provide additional regional distribution support for new product releases.

MARKETING

    IN-STORE PROMOTIONS. Our Electronics Boutique stores are primarily located in high traffic, high visibility areas in regional shopping malls. Accordingly, our marketing efforts are designed to draw mall patrons into our stores through the use of window displays and other attractions visible to shoppers in the mall concourse. Inside the stores, we feature selected products through the use of vendor displays, signs, fliers, point of purchase materials and end-cap displays. A majority of these are funded through cooperative advertising and market development funds from manufacturers, distributors, software publishers and accessory suppliers to promote their respective products.

    THE EB PRE-SELL PROGRAM AND THE EB RESERVE LIST. The EB Pre-Sell Program offers our customers the opportunity to purchase new video games and PC software prior to their release, and the EB Reserve List entitles participants to be notified when a game has arrived in our stores. Customers who participate in the EB Pre-Sell Program pay for a game prior to its release and may receive a promotional gift in connection with the purchase (such as a t-shirt). The EB Pre-Sell Program and the EB Reserve List enable our customers to receive a new product on the first day it is available in our stores and on our web site and are designed to enhance our reputation as the destination of choice for electronic game enthusiasts.

    CATALOGS. We publish eight or more full color catalogs each year, which range in size from 48 to 100 pages and feature a broad array of products. The cost of these catalogs is funded by our software, hardware and accessories vendors. The catalogs are available in our stores and are mailed to several hundred thousand households from our proprietary customer lists. The catalogs are also inserted in leading industry magazines.

    EBGAMES.COM. Our online marketing initiatives are focused on partnering with companies that operate other web sites. These marketing initiatives enable us to access the broad reach of the Internet at a low cost. In addition, we place advertisements in game focused magazines and online with Snowball (IGN.com), AOL and CNET.

    PRE-OWNED GAMES. We use our pre-owned game program, in which we buy pre-owned titles from customers and resell them, as a marketing tool to drive traffic into our stores. We believe that the opportunity to trade in games and the availability of pre-owned titles in our stores is attractive to the value conscious electronic game enthusiast and differentiates us from most of our competition, which do not generally accept trade-ins or offer pre-owned games. We offer our customers a store credit for their pre-owned video game titles, which can be applied towards the purchase of new or pre-owned products. In each store, we maintain a display wall dedicated to pre-owned merchandise which is priced at a discount to new releases.

    OTHER MARKETING PROGRAMS. We provide our customers with a liberal return policy. Our customers can return opened software products for a full credit within ten days after purchase. We maintain an "everyday low price" policy. We actively publicize our EB GameWorld stores through a variety of media, including print, radio and selected local television advertising.

TRAINING AND DEVELOPMENT

    We place an emphasis on training and developing our sales associates and store managers. We provide all of our sales associates training and information on video game and PC entertainment software products, system requirements and selling techniques. We believe that our training and developmental programs make our sales associates and store managers more knowledgeable and enthusiastic about our product offerings, providing us with an important competitive advantage over mass merchants, toy retail chains and electronics and computer superstores. Select store managers also participate in a Management Development Program designed to prepare them for promotion within our company. Annually, all levels of field management attend "EB University", a vendor-sponsored multiday seminar encompassing sales training, management training, extensive product demonstrations and a variety of team building exercises

    An executive leadership program was established in July 1999 for home office managers and directors and field regional directors. This leadership program challenges associates to assess our business and provides senior management with fresh perspectives on leadership strategies for competing effectively in the electronic game retailing industry.

MANAGEMENT INFORMATION SYSTEMS

    Our primary management information system is a customized version of the AS400-based JDA Merchandise Management System. We have made proprietary enhancements to this program, which enable us to analyze total, comparative and new store sales and inventory data at the company, region, district, and store levels.

    Our improvements to the program have enhanced our ability to analyze top selling items, new release sales and gross margin item rankings. We operate our own proprietary store POS and back office systems and believe this provides a strategic advantage by allowing us to make enhancements to meet business opportunities quickly. We have integrated the ShopperTrak customer counting technology into our POS and our AS400 system. This combination of technology provides centralized access to store traffic and sales conversion information by store and hour at our store locations.

    In fiscal 2001, we enhanced our capabilities for replenishment and inventory needs forecasting with the implementation of SCORE, and for warehouse inventory management through LogPro. These new systems allow us to keep our stores in stock at optimum levels and move inventory as efficiently as possible.

VENDORS

    We purchase substantially all of our products directly from manufacturers and software publishers. We believe that vendors recognize the importance of our electronic game enthusiast customer base and, consequently, often grant us disproportionately large allocations of new release products and titles. Our top 25 vendors accounted for approximately 79% of our purchases in fiscal 2001. Our largest vendors in fiscal 2001 were Sony, Electronics Arts, Nintendo and Sega, which accounted for 12.5%, 9.9%, 9.3% and 7.1%, respectively, of our net purchases. No other vendor accounted for more than 5.0% of our software or accessory purchases during fiscal 2001. We believe that maintaining and strengthening our long-term relationships with our vendors is essential to our operations and continued expansion. We typically conduct business on an order-by-order basis, a practice that is standard in the industry. We believe that we have very good relations with the vendor community.

COMPETITION

    The electronic game industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. We believe that key competitive factors are:

    - ability to procure high-demand product;

    - knowledgeable service;

    - price;

    - reputation; and

    - shopping environment.

    We compete with other video game and PC software stores located in malls, as well as with mass merchants, toy retail chains, mail-order businesses, catalogs, direct sales by software publishers, online retailers, and office supply, computer product and consumer electronics superstores. In addition, video games are available for rental from many video stores. Further, other methods of retail distribution may emerge in the future which would result in increased competition. Some of our competitors have longer operating histories and significantly greater financial, managerial, creative, sales and marketing and other resources than us. We also compete with other forms of entertainment activities, including movies, television, theater, sporting events and family entertainment centers. Our ability to retain our existing customers and attract new customers depends on numerous factors, some of which are beyond our control. These factors include the continued introduction of new and enhanced video game and PC hardware and software, and the availability and timeliness of new product releases at our stores.

PROPERTIES

    STORE LEASES. All of our stores are leased. As of July 7, 2001, we had 789 stores. In general, our leases have initial terms of seven to ten years, with some leases having at least one or more five-to-seven year renewal options.

    HEADQUARTERS AND DISTRIBUTION CENTERS. Our headquarters is located in a 140,000 square foot building on several acres in West Chester, Pennsylvania which we own. Our headquarters includes a 97,500 square foot West Chester, Pennsylvania distribution center. In addition, we own an adjacent 80,000 square foot distribution facility which was opened in November 1999. We lease a 200,000 square foot distribution facility in Louisville, Kentucky. This lease expires in May 2005. We also lease a 52,000 square foot building in Louisville, Kentucky. This lease expires in March 2004.

    In Brampton, Ontario, Canada, we own a 120,000 square foot distribution and office facility, which opened in August 2000. In Pinkenba, Queensland, Australia, we own a 70,000 square foot distribution and office facility, which opened in September 2000.

    CUSTOMER SERVICE CALL CENTER. We lease a 17,900 square foot customer service telephone call center in Las Vegas, Nevada, from which we respond to consumers inquiries regarding the products we sell. The lease expires in June 2004.

    ENVIRONMENTAL MATTERS. Under various federal, state and local and foreign environmental laws and regulations, a current or previous owner or occupant of real property may become liable for the costs of removal or remediation of hazardous substances present or generated at the premises and related liabilities. These laws often impose liability without regard to fault. Other environmental laws impose penalties for failure to comply with permitting, discharge and emissions requirements, among others. Although we have not been notified of, and are not otherwise aware of, any current environmental liability, claim or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in the future in connection with our properties.

TRADEMARKS/REGISTRATIONS

    We possess registered trademarks for Electronics
Boutique-Registered Trademark- (and design), BC Sports
Collectibles-Registered Trademark- and EBWORLD.COM-Registered Trademark- as well as other registered trademarks and service marks, both in the United States and in certain foreign jurisdictions. We have trademark applications pending for EBKids, EB GameWorld, EBGAMES.COM and Brandywine Sports Collectibles in the United States.

    We believe our trademarks are valid and valuable and intend to maintain our trademarks and their related registrations. We do not know of any pending claims of infringement or other challenges to our right to use our marks in the United States or elsewhere. We have no patents, licenses, franchises or other concessions which are material to our operations.

ASSOCIATES

    As of July 7, 2001, we had approximately 5,200 non-seasonal associates, of which approximately 2,900 were employed on a part-time basis, and 225 were employed on a temporary basis. In addition, during the calendar 2000 peak holiday shopping season, we hired approximately 950 temporary associates. We believe that our relationship with our associates is good. None of our associates is represented by a labor union or is a member of a collective bargaining unit.

LEGAL PROCEEDINGS

    We are involved from time to time in legal proceedings arising in the ordinary course of our business. We are the defendant in a lawsuit currently pending before the Commercial Court, Queen's Bench Division of the High Court of Justice in the United Kingdom brought by EB-UK. EB-UK claims that under the services agreement and a related trademark license agreement, EB-UK is entitled to operate a retail web site targeted to consumers in the United Kingdom and Ireland in connection with its retail store business in those countries. Specifically, EB-UK claims that the services agreement entitles them to use the Electronics Boutique name and logo on such a web site under the terms of the related trademark license agreement. EB-UK also claims that sales by us into the United Kingdom and Ireland through our web site violate the services agreement. The case is currently set for trial in March 2002. In the opinion of management, no pending proceedings will have a material adverse effect on our results of operation or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the name, age and position of our executive officers and directors:

NAME                                          AGE                           POSITION
----                                        --------                        --------
James J. Kim..............................     65      Chairman of the Board

Jeffrey W. Griffiths......................     50      President and Chief Executive Officer and Director

John R. Panichello........................     39      Senior Vice President and Chief Operating Officer;
                                                       President, BC Sports Collectibles

James A. Smith............................     45      Senior Vice President and Chief Financial Officer,
                                                       Secretary and Treasurer

Seth P. Levy..............................     43      Senior Vice President and Chief Information
                                                       Officer; President, ebworld.com, Inc.

Steve R. Morgan...........................     50      Senior Vice President of Stores

Stanley Steinberg.........................     68      Director

Susan Y. Kim..............................     38      Director

Louis J. Siana............................     69      Director

Dean S. Adler.............................     44      Director

Joseph J. Firestone.......................     70      Director and Consultant

    JAMES J. KIM. Mr. Kim has served as our Chairman and a Class III Director since March 1998. Mr. Kim founded our predecessor in 1977 and served as its Chairman from its inception to March 1998. Mr. Kim has served as Chairman and Chief Executive Officer of Amkor Technology, Inc. and Amkor Electronics, Inc. since September 1997 and 1968, respectively. Amkor is a semiconductor packaging and test service company. Mr. Kim also serves as the Chairman of Anam Semiconductor, Inc. in South Korea. Mr. Kim serves as a director of Mattson Technology, Inc., a supplier of high productivity semiconductor processing equipment. Mr. Kim is the President and a director of EB Nevada Inc., the selling stockholder, and a director of EB Services Corporation. Mr. Kim is the father of Susan Y. Kim, a Class I Director and the father-in-law of John R. Panichello, our Senior Vice President and Chief Operating Officer. Mr. Kim is a member of the Compensation Committee of our Board of Directors.

    JEFFREY W. GRIFFITHS. Mr. Griffiths has served as our President and Chief Executive Officer and as a Class I Director since June 2001. From March 1998 to June 2001, Mr. Griffiths served as our Senior Vice President of Merchandising and Distribution. Mr. Griffiths served as Senior Vice President of Merchandising and Distribution of our predecessor from March 1996 to March 1998. From
March 1987 to February 1996, Mr. Griffiths served as Vice President of Merchandising of our predecessor and, from April 1984 to February 1987, he served as Merchandise Manager of our predecessor.

    JOHN R. PANICHELLO. Mr. Panichello has served as our Senior Vice President and Chief Operating Officer since June 2001. From March 1998 to June 2001,
Mr. Panichello served as our Senior Vice President and Chief Financial Officer. Mr. Panichello served as the Senior Vice President of Finance of our predecessor from March 1997 to March 1998 and the President of the BC Sports Collectibles division since March 1997. From March 1996 to February 1997, Mr. Panichello served as our predecessor's Senior Vice President of Finance and, from June 1994 to February 1996, he served as its

Vice President and Treasurer. Mr. Panichello served as a director of EB-UK from May 1995 to November 1999. Mr. Panichello served as the President and Chief Executive Officer of Panichello & Company, a certified public accounting firm, from May 1990 to May 1994. Mr. Panichello is the husband of Susan Y. Kim and the son-in-law of James J. Kim.

    JAMES A. SMITH. Mr. Smith has served as our Senior Vice President and Chief Financial Officer since June 2001. From August 2000 to June 2001, Mr. Smith served as our Senior Vice President of Finance. Mr. Smith served as our Vice President of Finance from May 1998 to August 2000, as Vice President and Controller from March 1998 to May 1998, as Vice President and Controller of our predecessor from March 1996 to March 1998, and as Controller of our predecessor from November 1993 to March 1996.

    SETH P. LEVY. Mr. Levy has served as our Senior Vice President and Chief Information Officer and the President of our ebworld.com, Inc. subsidiary since March 1999. From February 1997 to March 1999, Mr. Levy served as our Vice President and Chief Information Officer. From 1991 to February 1997, Mr. Levy served as the Director of System Development for the May Merchandising and May Department International divisions of May Department Store Company.

    STEVE R. MORGAN. Mr. Morgan joined us in January 2001 as Senior Vice President of Stores. From May 1998 to January 2001, Mr. Morgan served as President and CEO of Millennium Futures, Inc., a commodity trading company. From July 1996 to May 1998, he served as Senior Vice President, Director of Stores at Filene's Department Stores, a division of May Department Store Company. From
May 1988 to July 1996, he served as Regional Vice President at Filene's Department Stores.

    STANLEY STEINBERG. Mr. Steinberg has served as a Class I Director since September 1998. Mr. Steinberg has served as a consultant to Sony Corporation of America since June 1998. From August 1994 to June 1998, Mr. Steinberg served as Chairman of Sony Retail Entertainment, a subsidiary of Sony Corporation of America. From 1989 to 1994, Mr. Steinberg served as Executive Vice President and Chief Operating Officer of Walt Disney Imagineering, Inc. Mr. Steinberg serves on the Board of Directors of AMC, Inc. and served on the Board of Directors of Loews Cineplex Entertainment Corporation from August 1997 to June 1998.
Mr. Steinberg is a member of the Audit Committee of our Board of Directors.

    SUSAN Y. KIM. Ms. Kim has served as a Class I Director since March 1998. Ms. Kim served as a Senior District Manager of our predecessor from 1991 to 1992, as its Personnel Manager from 1989 to 1991, as a Buyer from 1986 to 1989, and as a Field Manager from 1985 to 1986. Ms. Kim serves as the President, Treasurer and a director of The Electronics Boutique, Inc. Ms. Kim also serves as the Secretary, Treasurer and a director of EB Nevada Inc. Ms. Kim is the daughter of James J. Kim and the wife of John R. Panichello.

    LOUIS J. SIANA.  Mr. Siana has served as a Class II Director since
March 1998. Mr. Siana is a certified public accountant and a senior partner in the accounting firm of Siana, Carr & O'Conner LLP. Mr. Siana is a member of the Audit and Compensation Committees of our Board of Directors.

    DEAN S. ADLER.  Mr. Adler has served as a Class II Director since
March 1998. In March 1997, Mr. Adler formed Lubert/Adler Partners, LP, a series of opportunity funds investing primarily in real estate and real estate-related ventures. For ten years prior to March 1997, Mr. Adler was a principal and co-head of the private equity group of CMS Companies Inc., which specialized in acquiring operating businesses and real estate. Mr. Adler was also an instructor at The Wharton School of the University of Pennsylvania. Mr. Adler serves on the Boards of Directors of US Franchise Systems, Inc., Trans World Entertainment Corporation and Developers Diversified Realty Corporation. Mr. Adler is a member of the Audit Committee and the Compensation Committee of our Board of Directors.

    JOSEPH J. FIRESTONE. Mr. Firestone has served as a Class III Director since March 1998 and as a consultant since June 2001. From March 1998 to June 2001, Mr. Firestone served as our President and Chief Executive Officer.
Mr. Firestone served as the President of our predecessor from February 1984 to February 1995, and as its President and Chief Executive Officer from
February 1995 to March 1998. Mr. Firestone served as a Director of EB-UK from November 1995 to November 1999 and served as the non-executive chairman of EB-UK from November 1995 to June 1998. Mr. Firestone also serves on the Executive Advisory Board of the Center of Retailing Education and Research of the University of Florida and as a director of the National Retail Federation.

    Our certificate of incorporation provides for a classified Board of Directors of three classes as nearly equal in size as the then authorized number of directors constituting the Board of Directors permits. At each annual meeting of stockholders, the class of directors to be elected at the meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Each class holds office until the date of the third annual meeting for the election of directors following the annual meeting at which the director was elected.

    Our executive officers are elected by, and serve at the discretion of, the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table provides summary information regarding the beneficial ownership of our common stock as of June 30, 2001 for:

    - each of our directors and executive officers,

    - all of our directors and executive officers as a group, and

    - each person or group who is known by us to beneficially own more than 5% of our capital stock on a fully diluted basis.

    Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power.

    Unless otherwise noted, the address for each director and officer is c/o Electronics Boutique Holdings Corp., 931 South Matlack Street, West Chester, Pennsylvania 19382.

                                                  SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                    OWNED PRIOR TO                        OWNED AFTER
                                                     THE OFFERING         SHARES         THE OFFERING
                                                 ---------------------     BEING     ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)          NUMBER(2)    PERCENT     OFFERED    NUMBER(2)    PERCENT
---------------------------------------          ----------   --------   ---------   ----------   --------
EB Nevada Inc.(3) ............................   13,669,100     60.6%    1,500,000   12,169,100     48.5%
  2255-A Renaissance Drive, Suite 4
  Las Vegas, Nevada 89119
James J. and Agnes C. Kim(3)(4) ..............   13,669,200     60.6%    1,500,000   12,169,200     48.5%
Systematic Financial Management, L.P.(5) .....    1,250,424      5.5%       --        1,250,424      5.0%
  Glenpointe East, 7th Floor
  300 Frank W. Burr Boulevard
  Teaneck, New Jersey 07666
Eastbourne Capital Management, L.L.C.(6) .....    1,186,000      5.3%       --        1,186,000      4.7%
  1101 Fifth Avenue, Suite 160
  San Rafael, California 94901
Provident Investment Counsel, Inc.(7) ........    1,129,500      5.0%       --        1,129,500      4.5%
  300 North Lake Avenue, Suite 1001
  Pasadena, California 91101
Jeffrey W. Griffiths(8).......................      133,936        *        --          133,936        *
Seth P. Levy(9)...............................       43,096        *        --           43,096        *
John R. Panichello(10)........................      114,047        *        --          114,047        *
James A. Smith(11)............................       24,929        *        --           24,929        *
Steve R. Morgan...............................       --            *        --           --           --
Joseph J. Firestone(12).......................      345,047        *        --          345,047        *
Dean S. Adler(13).............................       10,000        *        --           10,000        *
Susan Y. Kim(3)(4)............................      114,047        *        --          114,047        *
Louis J. Siana(14)............................       10,000        *        --           10,000        *
Stanley Steinberg(15).........................       12,000        *        --           12,000        *
All directors and executive officers                693,055      3.0%       --          693,055      2.7%
  as a group (10 persons)(16).................

------------------------

   * Less than 1.0%.

 (1) Unless otherwise noted, we believe that all persons named in the above table have sole voting and investment power with respect to the shares beneficially owned by them.

 (2) For purposes of this table, a person is deemed to be the "beneficial owner" of any shares that such person has the right to acquire within 60 days, including upon the exercise of stock options. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security that such person has the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (3) EB Nevada Inc. is a wholly-owned subsidiary of The Electronics
     Boutique, Inc., all of the outstanding capital stock of which is owned by James J. Kim, Agnes C. Kim, the David D. Kim Trust of December 31, 1987, the John T. Kim Trust of December 31, 1987 and the Susan Y. Kim Trust of December 31, 1987. Each of the Kim trusts has in common Susan Y. Kim and John F.A. Earley as co-trustees, in addition to a third trustee (John T. Kim in the case of the Susan Y. Kim Trust and the John T. Kim Trust and David D. Kim in the case of the David D. Kim Trust) (the trustees of each trust may be deemed to be the beneficial owners of the shares held by such trust). In addition, the trust agreement for each of these trusts encourages the trustees of the trusts to vote the shares of common stock held by them, in their discretion, in concert with James J. Kim's family. Accordingly, the trusts, together with their respective trustees and James
     J. and Agnes C. Kim, may be considered a "group" under Section 13(d) of the Exchange Act. This group may be deemed to have beneficial ownership of the shares owned by EB Nevada Inc.

 (4) James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim. John R. Panichello and Susan Y. Kim are husband and wife.

 (5) Based on Schedule 13G dated February 5, 2001.

 (6) Based on Schedule 13G dated February 17, 2001.

 (7) Based on Schedule 13G dated February 16, 2001.

 (8) Includes 131,667 shares which may be issued upon exercise of stock options.

 (9) Includes 42,096 shares which may be issued upon exercise of stock options.

 (10) Consists of 114,047 shares which may be issued upon exercise of stock options.

 (11) Includes 23,929 shares which may be issued upon exercise of stock options.

 (12) Includes 344,047 shares which may be issued upon exercise of stock options.

 (13) Consists of 10,000 shares which may be issued upon exercise of stock options.

 (14) Consists of 10,000 shares which may be issued upon exercise of stock options.

 (15) Includes 10,000 shares which may be issued upon exercise of stock options.

 (16) Includes 685,786 shares which may be issued upon exercise of stock options. Excludes shares which may be deemed to be beneficially owned by James J. Kim.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    Pursuant to the terms of a services agreement between our predecessor, The Electronics Boutique, Inc., and EB-UK, we are required, through EB Services Company, LLP, a 99.99% owned subsidiary, to provide, at EB-UK's request, management services, including assistance with ordering and purchasing inventory, store design and acquisition, advertising, promotion, publicity and information systems. We receive management fees from EB-UK equal to 1.0% of EB-UK's net sales, plus a bonus calculated on the basis of net income in excess of a pre-established target set by EB-UK. We earned approximately $4.4 million in management fees under the services agreement in fiscal 2001. The Electronics Boutique, Inc. remains a guarantor of the obligations owed EB-UK under the services agreement. As of January 31, 2001, EB Nevada Inc., the selling stockholder and the owner of approximately 61% of our common stock, owned approximately 19.1% of the outstanding shares of capital stock of EB-UK. EB Nevada Inc. is a wholly-owned subsidiary of The Electronics Boutique, Inc., all of the outstanding capital stock of which may be deemed to be beneficially owned by James J. Kim, the chairman of our Board of Directors. Mr. Kim, together with The Electronics Boutique, Inc. through a participation agreement, maintains a L5 million credit facility with EB-UK, which has been drawn down for the full amount. In connection with this facility, Mr. Kim has been granted an option to purchase five million shares of the capital stock of EB-UK. EB Services Corporation, all of the outstanding capital stock of which is owned by Mr. Kim, also owns a .01% partnership interest in our 99.99% owned subsidiary, EB Services Company, LLP, and is its general partner.

    Pursuant to the corporate reorganization which took place in connection with our initial public offering, on May 31, 1998 our operating subsidiary, Electronics Boutique of America Inc., joined our predecessor, The Electronics Boutique, Inc., as a party to certain loan documents with Fleet Financial Corporation and entered into a lease agreement with The Electronics
Boutique, Inc., pursuant to which Electronics Boutique of America, Inc. leased our West Chester, Pennsylvania headquarters and primary distribution center from The Electronics Boutique, Inc. until June 2000 at a monthly rate of $50,000. In June 2000, Electronics Boutique of America, Inc. purchased the property for
$6.7 million, The Electronics Boutique, Inc.'s cost of acquisition.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 100,000,000 shares of common stock and 25,000,000 shares of preferred stock. No shares of preferred stock are issued and outstanding.

    The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of Delaware law.

COMMON STOCK

    Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors and the holders of the remaining shares will not be able to elect any directors.

    Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between us and our debtholders. We have not declared or paid cash dividends on our capital stock since our initial public offering in July 1998. We expect to retain future earnings, if any, for business use, and do not anticipate declaring or paying any cash dividends on shares of our common stock in the foreseeable future. In the event that we liquidate, dissolve or wind up our operations, holders of our common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

PREFERRED STOCK

    Our Board of Directors is authorized to issue 25,000,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or making more difficult a change in control and may adversely affect the market price of our common stock, and the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock and no shares are currently outstanding.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Set forth below is a summary of certain provisions of our certificate of incorporation and bylaws, which could be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and to discourage an unsolicited takeover of us if our Board of Directors determines that the takeover is not in the best interests of us and our stockholders. However, these provisions could also have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests. Insofar as the selling stockholder will retain a substantial percentage of our outstanding common stock after the offering, we are not at present expected to be vulnerable to a takeover without the approval of the selling stockholder.

    Our certificate of incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as the then authorized number of directors constituting our Board of Directors permits. At each annual meeting of our stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Each class shall hold office until the date of the third annual meeting for the election of directors following the annual meeting at which such director was elected. As a result, approximately one-third of our Board of Directors will be elected each year. Under the Delaware General Corporation Law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with provisions of our certificate of incorporation and bylaws authorizing our Board of Directors to fill vacant directorships, precludes a stockholder from removing incumbent directors without cause and simultaneously gaining control of our Board of Directors by filling the vacancies created by such removal with its own nominees.

    Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of our stockholders. In general, notice must be received by us not less than 60 days nor more than 90 days prior to the date of the annual meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the annual meeting and concerning the stockholder submitting the proposal.

    Our certificate of incorporation provides that no action may be taken by our stockholders except at an annual or special meeting of stockholders and prohibits actions by written consent in lieu of a meeting. Our certificate of incorporation also authorizes our officers and directors, when exercising their respective powers, to consider the interests of other constituencies, including our employees, suppliers, creditors and customers. Our certificate of incorporation provides that special meetings of our stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, the President or by a majority of the members of our Board of Directors. This provision will make it more difficult for stockholders to take action opposed by our Board of Directors. Our certificate of incorporation also provides that our stockholders may not amend our bylaws or our certificate of incorporation without the approval of two-thirds of our outstanding capital stock entitled to vote. Also, if a compromise or arrangement is proposed between our creditors or stockholders and us, our certificate of incorporation permits any court of equitable jurisdiction within the State of Delaware to order a meeting of our creditors or stockholders, as the case may be, upon application by us or our creditors, stockholders, trustees, or receivers. If a majority in number representing three-fourths in value of our creditors or stockholders, as the case may be, agrees to any compromise or arrangement and to our reorganization, as a consequence of such compromise or arrangement, and if sanctioned by the court upon which the application was made, the compromise or arrangement will be binding on us, as well as all of our creditors or stockholders, as the case may be.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

    We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents certain Delaware corporations, including those whose securities are included for quotation in The Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Section 203 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of our outstanding voting shares. We have not "opted out" of the provisions of
Section 203.

REGISTRATION RIGHTS

    Pursuant to a registration rights agreement between us and EB Nevada Inc., EB Nevada was granted the right to demand that we register any or all of the shares of our common stock held by EB Nevada at the completion of our initial public offering on up to three occasions at any time commencing in July 1999. These "demand" registration rights expire in July 2002. In addition, EB Nevada has "piggy-back" and Form S-3 registration rights with respect to such shares of our common stock.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is EquiServe Trust Company, N.A.

           MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
                              FOR NON-U.S. HOLDERS

    The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." We assume in this discussion that you will hold our common stock acquired pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not consider:

    - U.S. state and local or non-U.S. tax consequences;

    - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including if the U.S. holder is a partnership that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

    - the tax consequences for the shareholders, partners, or beneficiaries of a non-U.S. holder;

    - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, certain former citizens or former long-term residents of the United States, broker-dealers, and traders in securities; or

    - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment.

Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service ("IRS") and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

    For purposes of this discussion, a U.S. person means any one of the following:

    - an individual who is a citizen or resident of the United States;

    - a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

    - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

    - a trust (a) the administration of which is subject to the primary supervision of a United States court and that has one or more U.S. persons that have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and elected to continue to be treated as a U.S. person.

DIVIDENDS

    As described under "Description of Capital Stock--Common Stock" above, we do not currently anticipate making distributions on shares of our common stock in the foreseeable future. If distributions are made on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent such distributions exceed our current and accumulated earnings and profits, such excess will be applied against and reduce your tax basis in our common stock and, to the extent in excess of your tax basis in our common stock, will be treated as gain from the sale or exchange of such stock.

    In the event that we pay dividends on our common stock, we will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

    - a non-U.S. holder that claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

    - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

    - in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

    - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

    A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these regulations and the certification requirements applicable to it.

    A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

GAIN ON DISPOSITION

    A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain realized on a sale or other disposition of our common stock unless any one of the following applies:

    - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a United States permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

    - the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

    - our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation," or a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date the non-U.S. holder disposes of our common stock or the period the non-U.S. holder held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as U.S. real property interests only if the non-U.S. holder owned directly or indirectly more than five percent of such regularly traded common stock during the shorter of the five-year period ending on the date such holder disposes of our common stock or the period such holder held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than five percent of our common stock during the period described above or our common stock is not "regularly traded on an established securities market," then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition or our common stock at regular graduated rates.

U.S. FEDERAL ESTATE TAXES

    Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

    Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided certification that it is not a U.S. person. Information reporting may still apply with respect to such dividends even if such certification is provided.

    Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding unless the broker is a U.S. person or has certain enumerated connections with the United States. If the broker is a U.S. person or has certain enumerated connections with the United States, the payment of proceeds from the disposition of our common stock will be reported to the IRS and may also be reduced by backup withholding at the applicable rate unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

    Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of any broker, U.S. or foreign, is generally subject to information reporting and also to backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

    Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

    THE FOREGOING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS NOT TAX ADVICE AND IS NOT BASED ON AN OPINION OF COUNSEL. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER OF OUR COMMON STOCK SHOULD CONSULT THAT HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated August 8, 2001, we and the selling stockholder have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................  1,462,025
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........  1,462,025
Banc of America Securities LLC..............................    586,000
SWS Securities, Inc.........................................     89,950
Prudential Securities Incorporated..........................     50,000
C. L. King & Associates, Inc................................     50,000
Gerard Klauer Mattison & Co., Inc...........................     50,000
Invemed Associates LLC......................................     50,000
Investic PMG Capital Corp...................................     50,000
Janney Montgomery Scott LLC.................................     50,000
Jefferies & Company, Inc....................................     50,000
Wedbush Morgan Securities...................................     50,000
                                                              ---------
  Total.....................................................  4,000,000
                                                              =========

    The underwriting agreement provides that the underwriters are obligated to purchase all shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

    The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional outstanding shares from the selling stockholder at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.87 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us............................      $1.45            $1.45          $3,625,000       $3,625,000
Expenses payable by us..................      $0.22            $0.22          $  550,000       $  550,000
Underwriting Discounts and Commissions
  paid by the selling stockholder.......      $1.45            $1.45          $2,175,000       $3,045,000
Expenses payable by the selling
  stockholder...........................      $   0            $   0          $        0       $        0

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    Our officers and directors and certain stockholders, including the selling stockholder, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

    In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act:

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBDIRECT Inc., an on-line broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

    - where required by law, that the purchaser is purchasing as principal and not as agent; and

    - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by us and the selling stockholder will be passed upon for us and the selling stockholder by Klehr, Harrison, Harvey, Branzburg & Ellers LLP, Philadelphia, Pennsylvania. Certain legal matters relating to the common stock will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

    The financial statements of Electronics Boutique Holdings Corp. and subsidiaries as of January 29, 2000 and February 3, 2001 and for each of the fiscal years in the three year period ended February 3, 2001 and the related financial statement schedule have been included herein or incorporated by reference in the registration statement in reliance on the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein or incorporated by reference herein, and upon the authority of KPMG LLP as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the reporting requirements of the Exchange Act, and we file reports and other information with the Securities and Exchange Commission. We have also filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act relating to the offer and sale of our common stock under this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. You should read these exhibits for a more complete description of the matters involved. Our reports, the registration statement and the exhibits and schedules to the registration statement filed with the Securities and Exchange Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The public may obtain information regarding the Securities and Exchange Commission's public reference facility by calling 1-800-SEC-0330. Our reports, the registration statement and other information filed by us with the Securities and Exchange Commission are also available at the Securities and Exchange Commission's web site on the Internet at WWW.SEC.GOV. Our common stock is traded on The Nasdaq National Market under the symbol "ELBO".

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information included elsewhere in this prospectus is considered to be part of this prospectus. In addition, information we file with the Securities and Exchange Commission in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference our annual report on Form 10-K for the fiscal year ended February 3, 2001, our quarterly report on Form 10-Q for the 13 weeks ended May 5, 2001 and our current reports on Form 8-K filed on June 8, 2001 and August 7, 2001, file no. 000-24603, and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities we are offering.

    We will provide free copies of any of these documents if you write or telephone us as at Investor Relations, Electronics Boutique Holdings Corp., 931 South Matlack Street, West Chester, Pennsylvania 19382, (610) 430-8100.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................     F-2

Consolidated Balance Sheets as of January 29, 2000 and
  February 3, 2001..........................................     F-3

Consolidated Statements of Income for the years ended
  January 30, 1999, January 29, 2000 and February 3, 2001...     F-4

Consolidated Statements of Stockholders' Equity for the
  years ended January 30, 1999, January 29, 2000 and
  February 3, 2001..........................................     F-5

Consolidated Statements of Cash Flows for the years ended
  January 30, 1999, January 29, 2000 and February 3, 2001...     F-6

Notes to Consolidated Financial Statements..................     F-7

Consolidated Balance Sheets as of February 3, 2001 and May
  5, 2001 (unaudited).......................................    F-19

Consolidated Statements of Income (unaudited) for the
  thirteen weeks ended April 29, 2000 and May 5, 2001.......    F-20

Consolidated Statements of Cash Flows (unaudited) for the
  thirteen weeks ended April 29, 2000 and May 5, 2001.......    F-21

Notes to Consolidated Financial Statements (unaudited)......    F-22

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ELECTRONICS BOUTIQUE HOLDINGS CORP.:

    We have audited the accompanying consolidated balance sheets of Electronics Boutique Holdings Corp. and subsidiaries as of January 29, 2000 and February 3, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended February 3, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronics Boutique Holdings Corp. and subsidiaries as of January 29, 2000 and February 3, 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Philadelphia, PA
March 15, 2001

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                              JANUARY 29,    FEBRUARY 3,
                                                                  2000           2001
                                                              ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 88,356,091   $ 45,111,445
  Accounts receivable:
    Trade and vendors.......................................     9,187,991      7,905,650
    Other...................................................     2,630,622        257,176
  Merchandise inventories...................................    90,550,508    100,185,374
  Deferred tax asset (note 11)..............................     3,691,000      4,460,780
  Prepaid expenses..........................................     4,524,233      5,069,802
                                                              ------------   ------------
  TOTAL CURRENT ASSETS......................................   198,940,445    162,990,227
                                                              ------------   ------------
Property and equipment:
  Building & leasehold improvements.........................    59,816,209     76,709,776
  Fixtures and equipment....................................    45,391,518     59,916,886
  Land......................................................       908,000      5,418,727
  Construction in progress..................................     2,446,460      4,752,103
                                                              ------------   ------------
                                                               108,562,187    146,797,492
  Less accumulated depreciation and amortization............    45,566,262     55,629,616
                                                              ------------   ------------
Net property and equipment..................................    62,995,925     91,167,876
Goodwill and other intangible assets, net of accumulated
  amortization of $877,968 and $1,242,890 as of January 29,
  2000 and February 3, 2001.................................     1,503,387      1,243,465
Deferred tax asset (note 11)................................     8,505,732      8,676,258
Other assets................................................     3,567,388      3,160,714
                                                              ------------   ------------
  TOTAL ASSETS (NOTE 4).....................................  $275,512,877   $267,238,540
                                                              ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt (note 4)................  $      8,353   $         --
  Accounts payable..........................................   122,822,260    102,381,151
  Accrued expenses (note 3).................................    23,437,268     23,984,891
  Income taxes payable......................................    10,105,424      6,491,397
                                                              ------------   ------------
  TOTAL CURRENT LIABILITIES.................................   156,373,305    132,857,439
                                                              ------------   ------------
Long-term liabilities:
  Deferred rent.............................................     2,653,103      3,161,205
                                                              ------------   ------------
  TOTAL LIABILITIES.........................................   159,026,408    136,018,644
                                                              ------------   ------------
Commitments (note 2)
Stockholders' equity (notes 8 and 10)
  Preferred stock--authorized 25,000,000 shares; $.01 par
    value; no shares issued and outstanding at January 29,
    2000 and February 3, 2001...............................            --             --
  Common stock--authorized 100,000,000 shares; $.01 par
    value; 22,221,114 and 22,304,722 shares issued and
    outstanding at January 29, 2000 and February 3, 2001,
    respectively............................................       222,211        223,047
  Additional paid-in capital................................    75,888,405     77,060,816
  Accumulated other comprehensive expense...................      (240,726)    (1,551,809)
  Retained earnings.........................................    40,616,579     55,487,842
                                                              ------------   ------------
  TOTAL STOCKHOLDERS' EQUITY................................   116,486,469    131,219,896
                                                              ------------   ------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................  $275,512,877   $267,238,540
                                                              ============   ============

          See accompanying notes to consolidated financial statements.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEARS ENDED
                                                     ------------------------------------------
                                                     JANUARY 30,    JANUARY 29,    FEBRUARY 3,
                                                         1999           2000           2001
                                                     ------------   ------------   ------------
Net sales..........................................  $571,042,390   $725,521,536   $766,334,631
Management fees (notes 5 and 6)....................     3,404,862      4,872,822      4,425,097
                                                     ------------   ------------   ------------
Total revenues.....................................   574,447,252    730,394,358    770,759,728
                                                     ------------   ------------   ------------
Costs and expenses:
  Costs of merchandise sold, including freight.....   432,272,101    548,172,011    590,422,747
  Selling, general and administrative (notes 5 and
    6).............................................    99,972,451    133,533,992    144,466,060
  Depreciation and amortization (notes 5 and 7)....     9,774,388     12,277,797     15,855,374
                                                     ------------   ------------   ------------
Operating income...................................    32,428,312     36,410,558     20,015,547
Equity in loss of affiliate (note 5)...............      (160,575)            --             --
Other income.......................................            --             --      1,550,032
Interest expense (income), net of interest income
  of $829,631, $1,590,270 and $3,149,077 in fiscal
  years 1999, 2000 and 2001, respectively..........       289,188     (1,427,603)    (3,096,550)
                                                     ------------   ------------   ------------
Income before income taxes.........................    31,978,549     37,838,161     24,662,129
Income tax expense (note 11).......................    11,693,270     15,007,773      9,790,866
                                                     ------------   ------------   ------------
Net income.........................................  $ 20,285,279   $ 22,830,388   $ 14,871,263
                                                     ============   ============   ============
Net income per share--basic........................                 $       1.11   $       0.67
                                                                    ============   ============
Weighted average shares outstanding--basic.........                   20,559,100     22,253,816
                                                                    ============   ============
Net income per share--diluted......................                 $       1.10   $       0.66
                                                                    ============   ============
Weighted average shares outstanding--diluted.......                   20,762,249     22,466,030
                                                                    ============   ============
PRO FORMA DATA (UNAUDITED) (NOTE 7):
Income before income taxes.........................  $ 31,978,549
Pro forma income taxes.............................    11,866,084
                                                     ------------
Pro forma net income...............................  $ 20,112,465
                                                     ============
Pro forma net income per share--basic..............  $       1.12
                                                     ============
Pro forma weighted average shares
  outstanding--basic...............................    18,029,777
                                                     ============
Pro forma net income per share--diluted............  $       1.11
                                                     ============
Pro forma weighted average shares
  outstanding--diluted.............................    18,084,109
                                                     ============

          See accompanying notes to consolidated financial statements.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     PREFERRED              CLASS A               CLASS B
                                                       STOCK             COMMON STOCK           COMMON STOCK
                                                -------------------   -------------------   --------------------
                                                 SHARES     AMOUNT     SHARES     AMOUNT     SHARES      AMOUNT
                                                --------   --------   --------   --------   ---------   --------
Balance, Jan. 31, 1998........................      --      $  --       1,900     $ 190        21,000   $  2,100
Effects of reorganization (note 1)............      --         --      (1,900)     (190)      (21,000)    (2,100)
Comprehensive income:
  Net income..................................      --         --          --        --            --         --
  Foreign currency translation................      --         --          --        --            --         --
Total comprehensive income....................
Distributions.................................      --         --          --        --            --         --
                                                 -----      -----     -------     -----     ---------   --------
Balance Jan. 30, 1999.........................      --      $  --          --     $  --            --   $     --
                                                 =====      =====     =======     =====     =========   ========
Comprehensive income:
  Net income..................................      --         --          --        --            --         --
  Foreign currency translation................      --         --          --        --            --         --
Total comprehensive income....................
  Issuance of common stock (note 8)...........      --         --          --        --            --         --
  Exercise of stock options...................      --         --          --        --            --         --
  Tax benefit from stock options exercised and
    other equity transactions.................      --                               --            --         --
                                                 -----      -----     -------     -----     ---------   --------
Balance Jan. 29, 2000.........................      --      $  --          --     $  --            --   $     --
                                                 =====      =====     =======     =====     =========   ========
Comprehensive income:
  Net income..................................      --         --          --        --            --         --
  Foreign currency translation................      --         --          --        --            --         --
Total comprehensive income....................
  Issuance of common stock....................      --         --          --        --            --         --
  Exercise of stock options...................      --         --          --        --            --         --
                                                 -----      -----     -------     -----     ---------   --------
Balance Feb. 3, 2001..........................      --      $  --          --     $  --            --   $     --
                                                 =====      =====     =======     =====     =========   ========

                                                                         PARTNERS'
                                                                         CAPITAL OF                   ACCUMULATED
                                                    COMMON STOCK        EB SERVICES    ADDITIONAL        OTHER
                                                ---------------------     COMPANY        PAID-IN     COMPREHENSIVE     RETAINED
                                                  SHARES      AMOUNT        LLP          CAPITAL        INCOME         EARNINGS
                                                ----------   --------   ------------   -----------   -------------   ------------
Balance, Jan. 31, 1998........................          --   $     --     $ 1,000      $ 7,584,365    $(1,023,493)   $ 21,834,364
Effects of reorganization (note 1)............  20,169,200    201,692      (1,000)      23,957,063             --      (3,813,796)
Comprehensive income:
  Net income..................................          --         --          --               --             --      20,285,279
  Foreign currency translation................          --         --          --               --        336,573              --

Total comprehensive income....................

Distributions.................................          --         --          --               --             --     (20,519,656)
                                                ----------   --------     -------      -----------    -----------    ------------
Balance Jan. 30, 1999.........................  20,169,200   $201,692     $    --      $31,541,428    $  (686,920)   $ 17,786,191
                                                ==========   ========     =======      ===========    ===========    ============
Comprehensive income:
  Net income..................................          --         --          --               --             --      22,830,388
  Foreign currency translation................          --         --          --               --        446,194              --

Total comprehensive income....................

  Issuance of common stock (note 8)...........   2,000,000     20,000          --       40,027,700             --              --
  Exercise of stock options...................      51,914        519          --          726,277             --              --
  Tax benefit from stock options exercised and
    other equity transactions.................          --         --          --        3,593,000             --              --
                                                ----------   --------     -------      -----------    -----------    ------------
Balance Jan. 29, 2000.........................  22,221,114   $222,211     $    --      $75,888,405    $  (240,726)   $ 40,616,579
                                                ==========   ========     =======      ===========    ===========    ============
Comprehensive income:
  Net income..................................          --         --          --               --             --      14,871,263
  Foreign currency translation................          --         --          --               --     (1,311,083)             --

Total comprehensive income....................

  Issuance of common stock....................      22,179        222          --          311,845             --              --
  Exercise of stock options...................      61,429        614          --          860,566             --              --
                                                ----------   --------     -------      -----------    -----------    ------------
Balance Feb. 3, 2001..........................  22,304,722   $223,047     $    --      $77,060,816    $(1,551,809)   $ 55,487,842
                                                ==========   ========     =======      ===========    ===========    ============


                                                    TOTAL
                                                STOCKHOLDERS'
                                                   EQUITY
                                                -------------
Balance, Jan. 31, 1998........................  $ 28,398,526
Effects of reorganization (note 1)............    20,341,669
Comprehensive income:
  Net income..................................    20,285,279
  Foreign currency translation................       336,573
                                                ------------
Total comprehensive income....................    20,621,852
                                                ============
Distributions.................................   (20,519,656)
                                                ------------
Balance Jan. 30, 1999.........................  $ 48,842,391
                                                ============
Comprehensive income:
  Net income..................................    22,830,388
  Foreign currency translation................       446,194
                                                ------------
Total comprehensive income....................    23,276,582
                                                ============
  Issuance of common stock (note 8)...........    40,047,700
  Exercise of stock options...................       726,796
  Tax benefit from stock options exercised and
    other equity transactions.................     3,593,000
                                                ------------
Balance Jan. 29, 2000.........................  $116,486,469
                                                ============
Comprehensive income:
  Net income..................................    14,871,263
  Foreign currency translation................    (1,311,083)
                                                ------------
Total comprehensive income....................    13,560,180
                                                ============
  Issuance of common stock....................       312,067
  Exercise of stock options...................       861,180
                                                ------------
Balance Feb. 3, 2001..........................  $131,219,896
                                                ============

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED
                                                    ---------------------------------------------
                                                     JANUARY 30,     JANUARY 29,     FEBRUARY 3,
                                                        1999            2000            2001
                                                    -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................  $  20,285,279   $  22,830,388   $  14,871,263
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation of property and equipment........      9,375,766      11,882,789      15,490,452
    Amortization of other assets..................        398,622         395,008         364,922
    Loss on disposal of property and equipment....        292,623         352,231         392,364
    Equity in loss of affiliates..................        160,575              --              --
    Changes in assets and liabilities:
      Decrease (increase) in:
        Accounts receivable.......................       (828,692)     (6,258,628)      3,578,766
        Due from affiliates.......................      1,906,739         987,909              --
        Merchandise inventories...................    (12,309,661)    (24,526,184)    (10,779,526)
        Prepaid expenses..........................      1,882,619      (3,532,696)       (615,049)
        Deferred taxes............................             --         413,008        (994,525)
        Other long-term assets....................     (1,247,378)       (340,971)        239,996
      (Decrease) increase in:
        Accounts payable..........................      4,993,290      33,463,199     (19,534,654)
        Accrued expenses..........................      7,071,901       1,715,425         733,847
        Due to affiliate..........................     (9,453,597)             --              --
        Income taxes payable......................      8,168,826         (49,424)     (3,470,608)
        Deferred rent.............................         79,647         150,662         516,264
                                                    -------------   -------------   -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.........     30,776,559      37,482,716         793,512
                                                    -------------   -------------   -------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchases of property and equipment.............    (19,573,171)    (31,756,803)    (44,816,664)
  Proceeds from disposition of assets.............        132,592           5,323          92,748
                                                    -------------   -------------   -------------
NET CASH USED IN INVESTING ACTIVITIES.............    (19,440,579)    (31,751,480)    (44,723,916)
                                                    -------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions...................................    (19,950,573)             --              --
  Proceeds from exercise of stock options.........             --         726,796         861,180
  Repayments of long-term debt....................    (12,896,594)        (99,996)         (8,353)
  Proceeds from issuance of common stock..........     54,962,500      40,047,700         312,067
  Net cash retained by predecessors...............    (12,375,535)             --              --
                                                    -------------   -------------   -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES.........      9,739,798      40,674,500       1,164,894
                                                    -------------   -------------   -------------
Effects of exchange rates on cash.................        290,791         (55,824)       (479,136)

Net increase (decrease) in cash and cash
  equivalents.....................................     21,366,569      46,349,912     (43,244,646)
Cash and cash equivalents, beginning of period....     20,639,610      42,006,179      88,356,091
                                                    -------------   -------------   -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD..........  $  42,006,179   $  88,356,091   $  45,111,445
                                                    =============   =============   =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest......................................  $   1,207,210   $     187,223   $       5,136
    Income taxes..................................      2,853,773      13,577,519      13,824,421

          See accompanying notes to consolidated financial statements.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FORMATION OF THE COMPANY Immediately prior to its initial public offering, Electronics Boutique Holdings Corp. (collectively with its subsidiaries, the "Company") was formed and acquired substantially all of the operating assets and liabilities of its predecessors, The Electronics Boutique, Inc. and its subsidiaries and EB Services Company, LLP (collectively, the "EB Group") for shares of the Company. This acquisition has been treated as an acquisition between entities under common control and, therefore, reflected at historical cost. The EB Group retained certain assets including cash, accounts receivable, real estate, the cash surrender value of certain split dollar life insurance policies and the ownership of approximately 25% of Electronics Boutique Plc.

    DESCRIPTION OF BUSINESS The Company is among the world's largest specialty retailers of electronic games. The Company operates in only one business segment, as substantially all of its revenues, net income and assets are derived from its primary products of video games and personal computer entertainment software, supported by the sale of video game hardware, PC productivity software and accessories.

    The Company had 528, 619 and 737 operating retail stores throughout the United States, Puerto Rico, Canada, Australia, New Zealand and South Korea at January 30, 1999, January 29, 2000 and February 3, 2001, respectively. Total revenues from the U.S. and foreign operations were 88% and 12%, respectively, in fiscal 2000 and 86% and 14%, respectively, in fiscal 2001. Long-lived assets located in the United States and foreign countries were 89% and 11%, respectively, in fiscal 2000 and 83% and 17%, respectively in fiscal 2001. We are subject to the risks inherent in conducting business across national boundaries. The Company also operates a mail order business and sells product via the Internet. Approximately 31%, 30% and 32% of fiscal 1999, fiscal 2000 and fiscal 2001 sales, respectively, were generated from merchandise purchased from its three largest vendors. The Company in highly dependent on the introduction by its vendors of new and enhanced video game and PC hardware and software.

    FISCAL YEAR-END The fiscal year ends on the Saturday nearest January 31. Accordingly, the financial statements for the years ended January 30, 1999 (fiscal "1999") and January 29, 2000 (fiscal "2000") each include 52 weeks of operations. Financial statements for the year ended February 3, 2001 (fiscal "2001") includes 53 weeks of operations.

    PRINCIPLES OF CONSOLIDATION AND COMBINATION The consolidated financial statements include the financial position and results of operations of the Company since its initial public offering on July 28, 1998. Prior to that date, the consolidated financial statements include the results of operations of the EB Group. All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

    REVENUE RECOGNITION Retail sales are recognized as revenue at point of sale. Mail order and internet sales are recognized as revenue upon shipment. Management fees are recognized in the period that related services are provided. Sales are recorded net of estimated amounts for sales returns and other allowances.

    In fiscal 2001, the Company adopted Emerging Issues Task Force 00-10:
Accounting for Shipping and Handling Costs. As a result, all shipping and handling fee income from the mail-order and internet

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) operations is now recognized as net sales. Net sales and cost of goods sold were reclassified for fiscal 1999 and 2000 to reflect this change. The Company records shipping and handling costs in cost of goods sold.

    The effect in fiscal 1999 and 2000 was an increase in net sales and an increase in cost of goods sold in the amount of $528,000 and $1,721,000, respectively.

    CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for cash flow purposes.

    MERCHANDISE INVENTORIES Merchandise is valued at the lower of cost or market. Cost is determined principally by a weighted-average method.

    PROPERTY AND EQUIPMENT Property and equipment is recorded at cost and depreciated or amortized over the estimated useful life of the asset using the straight-line method. The estimated useful lives are as follows:

Leasehold improvements....................  Lesser of 10 years or the lease term
Furniture and Fixtures....................  5 years
Computer equipment........................  3 years
Building..................................  30 years

    The Company capitalizes significant costs to acquire management information systems software and significant costs of system improvements. Computer software costs are amortized over estimated useful lives of three to five years.

    Included in selling, general and administrative costs for fiscal years 1999, 2000 and 2001, are losses of $293,000, $352,000 and $392,000, respectively, primarily related to the write-off of the net book value of property and equipment associated with the closing of ten stores in fiscal 1999, eight stores in fiscal 2000, nineteen stores in fiscal 2001 and the remodeling of several stores each year.

    DEFERRED REVENUE Amounts received under the Company's pre-sell program are recorded as a liability. Revenue is recognized when the customer receives the related product. Certain affinity programs include promotional gifts to customers that are supplied by vendors at no cost to the Company.

    GOODWILL AND OTHER INTANGIBLES Goodwill is being amortized on a straight-line basis over periods of up to ten years. Goodwill is evaluated continually to determine whether later events or circumstances warrant revised estimates of useful lives. The Company assesses the recoverability of other intangibles by determining whether the remaining balance can be recovered through projected undiscounted cash flows.

    OTHER ASSETS Other assets consist principally of life insurance programs for certain key executives and security deposits.

    LEASING EXPENSES The Company recognizes lease expense on a straight-line basis over the term of the lease when lease agreements provide for increasing fixed rentals. The difference between lease

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) expense recognized and actual payments made is included in deferred rent and prepaid expenses on the balance sheet.

    PREOPENING COSTS AND ADVERTISING EXPENSE Preopening and start-up costs for new stores are charged to operations as incurred. Costs of advertising and sales promotion programs are charged to operations, offset by vendor reimbursements, as incurred.

    VENDOR PROGRAMS The Company receives manufacturer reimbursements for certain training, promotional and marketing activities that offset the expenses of these activities. The expenses and reimbursements are reflected in selling, general and administrative expenses, as incurred or received.

    FOREIGN CURRENCY The accounts of the foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, which requires that assets and liabilities of international operations be translated using the exchange rate in effect at the balance sheet date. The results of operations are translated using an average exchange rate for the year. The effects of rate fluctuations in translating assets and liabilities of international operations into U.S. dollars are accumulated and reflected as a foreign currency translation adjustment in the statements of stockholders' equity. Transaction gains and losses are included in net income.

    Market risks relating to the Company's operations result primarily from changes in foreign exchange rates. The Company routinely enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on intercompany loans. These contracts are generally for durations of less than twelve months.

    The Company has forward contracts to sell Canadian Dollars for United States Dollars in the notional amount of $4,400,000 with a carrying value of $0 and a fair value of approximately $34,000 as of February 3, 2001.

    COMPREHENSIVE INCOME Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other financial statements. The Company has included the required information in the Statement of Stockholders' Equity. Accumulated Other Comprehensive Income includes foreign currency translation adjustments.

    INCOME TAXES The Company is subject to federal and state income taxes as a C corporation whereas the EB Group had been treated as an S corporation and a partnership for federal and certain state income tax purposes resulting in taxable income being passed through to the shareholders and partners. For purposes of comparison, a pro forma tax charge has been reflected on the statements of income for fiscal 1999 to show the results of operations as if the EB Group had been subject to taxes as a C corporation.

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    NET INCOME PER SHARE Basic income per share is calculated by dividing net income by the weighted average number of shares of the Company's Common Stock outstanding during the period. Diluted income per share is calculated by adjusting the weighted average common shares outstanding for the dilutive effect of common stock equivalents related to stock options.

    The following is a reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

                                                                FISCAL       FISCAL
                                                                 2000         2001
                                                              ----------   ----------
Weighted average shares outstanding--basic..................  20,559,100   22,253,816
Dilutive effect of stock options............................     203,149      212,214
                                                              ----------   ----------
Weighted average outstanding--diluted shares................  20,762,249   22,466,030
                                                              ==========   ==========

    USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS The Company's financial instruments are accounts receivable, accounts payable, long-term debt, certain long-term investments, and foreign exchange contracts. The carrying value of accounts receivable and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of life insurance policies included in other assets approximates fair value based on estimates received from insurance companies. The fair value of the foreign exchange contracts is included in the foreign currency note on page F-9.

(2)  COMMITMENTS

    LEASE COMMITMENTS At February 3, 2001, the future annual minimum lease payments under operating leases for the following five fiscal years and thereafter were as follows:

                                                          RETAIL
                                                          STORE       DISTRIBUTION   TOTAL LEASE
                                                        LOCATIONS      FACILITIES    COMMITMENTS
                                                       ------------   ------------   ------------
Fiscal 2002..........................................  $ 36,712,845    $  922,036    $ 37,634,881
Fiscal 2003..........................................    35,407,681       902,836      36,310,517
Fiscal 2004..........................................    32,431,773       898,996      33,330,769
Fiscal 2005..........................................    30,019,865       757,780      30,777,645
Fiscal 2006..........................................    27,581,333       244,000      27,825,333
Thereafter...........................................    85,707,510            --      85,707,510
                                                       ------------    ----------    ------------
                                                       $247,861,007    $3,725,648    $251,586,655
                                                       ============    ==========    ============

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(2)  COMMITMENTS (CONTINUED)
    The total future minimum lease payments include lease commitments for new retail locations not in operation at February 3, 2001, and exclude contingent rentals based upon sales volume and owner expense reimbursements. The terms of the operating leases for the retail locations provide that, in addition to the minimum lease payments, the Company is required to pay additional rent to the extent retail sales, as defined, exceed amounts set forth in the lease agreements and to reimburse the landlord for the Company's proportionate share of the landlord's costs and expenses incurred in the maintenance and operation of the shopping mall. Contingent rentals were approximately $10,695,000, $12,605,000 and $9,966,000 in fiscal 1999, fiscal 2000 and fiscal 2001, respectively. Rent expense, including contingent rental amounts, was approximately $43,008,000, $53,178,000 and $58,496,000 in fiscal 1999, fiscal
2000 and fiscal 2001, respectively.

    Certain of the Company's lease agreements provide for varying lease payments over the life of the leases. For financial statement purposes, rental expense is recognized on a straight-line basis over the original term of the agreements. Actual lease payments are less than the rental expense reflected in the statements of operations by approximately $84,000, $161,000 and 508,000 for fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

(3)  ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                              JANUARY 29,   FEBRUARY 3,
                                                                 2000          2001
                                                              -----------   -----------
Employee compensation and related taxes.....................  $ 7,439,552   $ 5,824,769
Gift certificates and customer deposits.....................    3,269,046     5,153,460
Deferred revenue............................................    2,327,733     3,605,498
Accrued rent................................................    4,970,409     3,375,045
Other accrued liabilities...................................    5,430,528     6,026,119
                                                              -----------   -----------
Total.......................................................  $23,437,268   $23,984,891
                                                              ===========   ===========

(4)  DEBT

    The Company had available a revolving credit facility allowing for maximum borrowings of $50,000,000 at January 29, 2000 and February 3, 2001. The revolving credit facility was renewed for a one-year term expiring on March 16, 2002. Interest accrues on borrowings at a per annum rate equal to either LIBOR plus 250 basis points or the bank's base rate of interest, at the Company's option. The revolving credit agreement contains restrictive covenants regarding transactions with affiliates, the payment of dividends, and other financial and non-financial matters and is secured by certain assets, including accounts receivable, inventory, fixtures and equipment. There was no outstanding balance at January 29, 2000 and February 3, 2001 on this facility.

    The current portion of long-term debt at January 29, 2000 included a promissory note with a balance of $8,353 that was repaid on February 1, 2000.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5)  RELATED PARTY TRANSACTIONS

    TRANSACTIONS WITH AFFILIATES In fiscal 1996, the EB Group entered into a services agreement with Electronics Boutique Plc to provide consulting, management, training, and advertising assistance which expires on January 31, 2006. The majority shareholder of the Company indirectly owns approximately 20% of Electronics Boutique Plc. The agreement was assigned to the Company. The agreement prohibits the Company from competing in the United Kingdom or Ireland during the term of the agreement, and for one year after its termination. The agreement provides for a fee to be paid to the EB Group based on a formula of 1% of adjusted sales and if budgeted profits are exceeded for the year, a bonus equal to 25% of such excess. The management fee receivable at January 29, 2000 was $1,301,000 and at February 3, 2001 was $558,000; both were included in accounts receivable--trade and vendors. Included in management fees for fiscal 1999, fiscal 2000 and fiscal 2001 was $2,529,000, $3,850,000 and $4,366,000, respectively. Additionally, the agreement provides that the Company is to be reimbursed by Electronics Boutique Plc for all reasonable travel and subsistence expenses incurred by employees of the Company during their performance of the agreement. Amounts outstanding for these expenses at January 29, 2000 were $198,000 and were included in accounts receivable--trade and vendors. At February 3, 2001 there was a balance due to Electronics Boutique Plc of $43,000, which was included in accrued expenses.

    Equity in loss of affiliates includes $160,575 for fiscal 1999 for Electronics Boutique Plc.

    In June 2000, the Company purchased its headquarters and its primary distribution center, which are located in a single 140,000 square foot building on several acres in West Chester, Pennsylvania, from its majority shareholder for $6,700,000.

(6)  CONSULTING AGREEMENT

    In July 1993, the EB Group entered into a consulting agreement with a business that owns and operates retail stores. The Company provides consulting, management, administrative, marketing, and advertising assistance to this retail business. The Company received $476,000, $226,000 and $57,000 during fiscal 1999, fiscal 2000 and fiscal 2001, respectively, as reimbursement for incremental costs incurred based on a formula as defined. Amounts owed to the Company for these items and trade credit at January 29, 2000 and February 3, 2001 are included in accounts receivable. Reimbursements offset selling, general and administrative expenses. Based on certain performance criteria as defined, the Company can also earn a performance fee. The Company earned $648,000 for fiscal 1999 ($248,000 of which was recorded in fiscal 2000) and $543,000 for fiscal 2000. No performance fee was earned for fiscal 2001. The consulting agreement expired on January 31, 2001.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(7)  PRO FORMA STATEMENT OF INCOME INFORMATION (UNAUDITED)

    For purposes of comparison, the following pro forma information for and fiscal 1999 is presented to show pro forma income on an after-tax basis as if the EB Group had been subject to taxes as a C corporation.

                                                               FISCAL
                                                                1999
                                                              --------
Federal statutory tax rate..................................   35.00%
State income taxes, net of federal benefit..................    3.18
Other.......................................................    3.34
Change in valuation allowance...............................   (4.41)
                                                               -----
Pro forma income tax rate...................................   37.11%
                                                               =====

    Set forth below are pro forma results of operations for fiscal 1999. The following table sets forth the calculation of basic and diluted net income per share:

                                                                FISCAL
                                                                 1999
                                                              -----------
Income before income taxes..................................  $31,978,549
Pro forma income taxes......................................   11,866,084
                                                              -----------
Pro forma net income........................................  $20,112,465
                                                              ===========
Pro forma net income per share--basic.......................  $      1.12
                                                              ===========
Pro forma weighted average shares outstanding--basic........   18,029,777
                                                              ===========
Pro forma net income per share--diluted.....................  $      1.11
                                                              ===========
Pro forma weighted average shares outstanding--diluted......   18,084,109
                                                              ===========

    The pro forma weighted average shares outstanding--basic reflects the effect of shares issued by the Company for the acquisition of substantially all the operating assets and liabilities of the EB Group for periods prior to the initial public offering. The pro forma weighted average shares outstanding-- diluted additionally include the effect of dilutive stock options.

(8)  CAPITAL STOCK

    On November 23, 1999, the Company completed a secondary offering of 3,500,000 shares of common stock. Of the 3,500,000 shares sold, 2,000,000 shares were for the account of the Company and 1,500,000 shares were for the account of EB Nevada Inc., the selling shareholder. The transaction resulted in net proceeds (after offering expenses) to the Company of approximately $40.0 million.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(9)  EMPLOYEES' RETIREMENT PLAN

    The Company provides employees with retirement benefits under a 401(k) salary reduction plan. Generally, employees are eligible to participate in the plan after attaining age 21 and completing one year of service. Eligible employees may contribute up to 17% of their compensation to the plan. Company contributions are at the Company's discretion and may not exceed 15% of an eligible employee's compensation. Company contributions to the plan are fully vested for eligible employees with five years or more of service. Contributions under this plan were approximately $389,000, $433,000 and $456,000 in fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

(10)  EQUITY PLANS

    EQUITY PARTICIPATION PLAN The Company adopted an equity participation plan pursuant to which 2,100,000 and 2,000,000 shares of common stock were reserved in 1998 and 2000, respectively, for issuance upon the exercise of stock options granted to employees, consultants and directors. The exercise price of options granted under this plan may not be less than fair market value per share of common stock at the grant date; options become exercisable one to three years after the grant date and expire over a period of not more than ten years. Exercisability is accelerated on a change in control of the Company, as defined in the plan.

    EMPLOYEE STOCK PURCHASE PLAN Under Electronics Boutique's Employee Stock Purchase Plan (the Purchase Plan), associates meeting specific employment qualifications are eligible to participate and can purchase shares quarterly through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible associates to purchase common stock through payroll deductions for up to 10% of qualified compensation. As of February 3, 2001, 1,000,000 shares remain available for issuance under the Purchase Plan. The weighted-average fair value of the purchase rights granted in fiscal 2001 was $15.28.

    Pro forma information regarding net income and income per share is required by Statement of Financial Accounting Standard ("FAS") No.123, and has been determined as if the Company had accounted for its employee stock options and the purchase plan under the fair value method of that Statement. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                               FISCAL        FISCAL        FISCAL
                                                                1999          2000          2001
                                                              --------      --------      --------
Expected volatility.........................................   50.00%        62.39%        62.41%
Risk-free interest rate.....................................    4.55%         4.93%         4.86%
Expected life of options in years...........................     3.5           3.0           3.0
Expected life of purchase rights in months..................      --            --           3.0
Dividend yield..............................................       0             0             0

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(10)  EQUITY PLANS (CONTINUED)
affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's information follows:

                                                          FISCAL        FISCAL        FISCAL
                                                           1999          2000          2001
                                                        -----------   -----------   -----------
Net income:
  As reported (pro forma in fiscal 1999)..............  $20,112,465   $22,830,388   $14,871,263
  Pro forma net income................................  $19,234,620   $20,942,647   $12,100,336
Pro forma income per common share:
  Basic...............................................  $      1.07   $      1.02   $      0.54
  Diluted.............................................  $      1.06   $      1.01   $      0.54

    A summary of the Company's stock option activity, and related information for the fiscal year ended January 30, 1999, January 29, 2000 and February 3, 2001 follows:

                                                                  EXERCISE PRICE-   WEIGHTED AVERAGE
                                                       SHARES     RANGE PER SHARE    EXERCISE PRICE
                                                      ---------   ---------------   ----------------
Outstanding at January 31, 1998.....................         --    $          --         $   --
Granted.............................................  1,599,133            14.00          14.00
Forfeited...........................................    (37,800)           14.00          14.00
                                                      ---------    -------------         ------
Outstanding at January 30, 1999.....................  1,561,333            14.00          14.00
Granted.............................................    342,086      17.00-24.00          19.82
Exercised...........................................    (51,914)           14.00          14.00
Forfeited...........................................    (73,029)     14.00-19.88          14.00
                                                      ---------    -------------         ------
Outstanding at January 29, 2000.....................  1,778,476
Granted.............................................    412,200      16.44-19.06          15.32
Exercised...........................................    (61,429)     14.00-19.88          14.02
Forfeited...........................................    (79,729)     14.00-19.88          15.33
                                                      ---------    -------------         ------
Outstanding at February 3, 2001.....................  2,049,518
Exercisable at February 3, 2001.....................    989,394

    The weighted average exercise price for all options outstanding as of February 3, 2001 was $15.09. The average remaining contractual life of those options was 8.0 years.

(11)  INCOME TAXES

    As discussed in notes 1 and 8, the Company is subject to federal and state income taxes as a C corporation whereas its predecessors had been treated as an S corporation and a partnership for federal and certain state income tax purposes resulting in taxable income being passed through to the shareholders and partners.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(11)  INCOME TAXES (CONTINUED)

    Income before income taxes was as follows:

                                                          FISCAL        FISCAL        FISCAL
                                                           1999          2000          2001
                                                        -----------   -----------   -----------
Domestic..............................................  $31,331,801   $32,585,914   $19,790,343
Foreign...............................................      646,748     5,252,247     4,871,787
                                                        -----------   -----------   -----------
Total.................................................  $31,978,549   $37,838,161   $24,662,129
                                                        ===========   ===========   ===========

    The provision for income taxes for fiscal 1999, fiscal 2000 and fiscal 2001 consists of the following:

                                                           FISCAL        FISCAL        FISCAL
                                                            1999          2000          2001
                                                         -----------   -----------   ----------
Federal statutory tax rate.............................        35.00%        35.00%       35.00%
State income taxes, net of federal benefit.............         3.18          2.73         1.13
Foreign incremental taxes..............................           --          1.06         1.59
S corporation earnings not subject to federal
  taxation.............................................        (0.22)           --           --
Other..................................................         3.02          0.63         1.26
Change in valuation allowance..........................        (4.41)         0.24         0.72
                                                         -----------   -----------   ----------
Income tax expense.....................................        36.57%        39.66%       39.70%
                                                         ===========   ===========   ==========
Current:
  Domestic--Federal....................................  $ 9,767,127   $12,022,610   $7,357,411
  Domestic--State......................................    3,050,653     1,601,952    1,030,459
  Foreign..............................................       60,528     3,045,359    2,135,695
Deferred:
  Domestic--Federal....................................      159,331    (1,245,891)    (115,269)
  Domestic--State......................................      159,331      (317,963)    (602,700)
  Foreign..............................................     (624,700)      (98,294)     (14,730)
                                                         -----------   -----------   ----------
Income tax expense.....................................  $11,693,270   $15,007,773   $9,790,866
                                                         ===========   ===========   ==========

    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(11)  INCOME TAXES (CONTINUED)
purposes. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of January 29, 2000 (fiscal
2000) and February 3, 2001 (fiscal 2001).

                                                                FISCAL        FISCAL
                                                                 2000          2001
                                                              -----------   -----------
Deferred tax assets:
  Inventory capitalized costs...............................  $ 1,575,272   $ 1,437,370
  Accrued expenses..........................................    2,078,001     2,447,190
  State net operating loss..................................           --       576,220
  Fixed assets..............................................    7,161,428     7,251,683
  Deferred rent.............................................    1,146,428     1,260,713
  Amortization of goodwill..................................      235,603       163,862
  Foreign net operating loss................................      306,000       420,000
                                                              -----------   -----------
  Total gross deferred tax asset............................   12,502,732    13,557,038
  Valuation allowance.......................................     (306,000)     (420,000)
                                                              -----------   -----------
  Net deferred tax asset....................................  $12,196,732   $13,137,038
                                                              ===========   ===========

    The increase in the valuation allowance of $92,000 and $114,000 in fiscal 2000 and 2001, respectively, results from net operating losses from a foreign subsidiary.

(12)  QUARTERLY RESULTS (UNAUDITED)

    Electronics Boutique's business, like that of most retailers, is highly seasonal. A significant portion of our net sales, management fees and profits are generated during Electronics Boutique's fourth fiscal quarter, which includes the holiday selling season. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other factors, the timing of new product introductions and new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays or promotions and changes in Electronics Boutique's merchandise mix.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(12)  QUARTERLY RESULTS (UNAUDITED) (CONTINUED)

    The following table sets forth certain unaudited quarterly income statement information for fiscal 2000 and fiscal 2001. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

                                                           FISCAL 2000                                 FISCAL 2001
                                            -----------------------------------------   -----------------------------------------
                                              1ST        2ND        3RD        4TH        1ST        2ND        3RD        4TH
                                            QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT FOR NUMBER OF STORES)
Total revenues............................  $123,845   $113,272   $177,751   $315,526   $151,479   $126,128   $159,166   $333,987
Gross profit..............................    33,167     30,756     41,430     76,870     38,592     31,658     36,936     73,152
Operating income (loss)...................     4,435        941      6,291     24,744      2,938     (5,633)     1,950     20,761
Net income (loss).........................     2,873        549      3,864     15,545      2,404     (2,006)     1,394     13,080
Earnings (loss) per share
  --Basic.................................      0.14       0.03       0.19       0.72       0.11      (0.09)      0.06       0.59
  --Diluted...............................      0.14       0.03       0.19       0.71       0.11      (0.09)      0.06       0.58
Stores open at quarter end................       550        564        595        619        628        645        694        737

    A gain of $1.6 million resulting from the termination fee on the acquisition of Funco, Inc. was recorded in other income in the second quarter of fiscal 2001.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                              FEBRUARY 3,       MAY 5,
                                                                  2001           2001
                                                              ------------   ------------
                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 45,111,445   $ 17,533,619
  Accounts receivable:
    Trade and vendors.......................................     7,905,650      5,821,758
    Other...................................................       257,176        260,144
  Merchandise inventories...................................   100,185,374    117,305,249
  Deferred tax asset........................................     4,460,780      4,452,066
  Prepaid expenses..........................................     5,069,802      5,883,979
                                                              ------------   ------------
  TOTAL CURRENT ASSETS......................................   162,990,227    151,256,815
                                                              ------------   ------------
Property and equipment:
  Building & leasehold improvements.........................    76,709,776     79,292,875
  Fixtures and equipment....................................    59,916,886     62,110,578
  Land......................................................     5,418,727      5,343,507
  Construction in progress..................................     4,752,103      3,970,279
                                                              ------------   ------------
                                                               146,797,492    150,717,239
  Less accumulated depreciation and amortization............    55,629,616     59,243,989
                                                              ------------   ------------
Net property and equipment..................................    91,167,876     91,473,250
Goodwill and other intangible assets, net of accumulated
  amortization of $1,296,320 and $1,242,890 as of May 5,
  2001 and February 3, 2001.................................     1,243,465      1,190,035
Deferred tax asset..........................................     8,676,258      8,604,269
Other assets................................................     3,160,714      3,115,461
                                                              ------------   ------------
  TOTAL ASSETS..............................................  $267,238,540   $255,639,830
                                                              ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $102,381,151   $ 99,908,221
  Accrued expenses..........................................    23,984,891     21,687,525
  Income taxes payable......................................     6,491,397             --
                                                              ------------   ------------
  TOTAL CURRENT LIABILITIES.................................   132,857,439    121,595,746
                                                              ------------   ------------
Long-term liabilities:
  Deferred rent.............................................     3,161,205      3,275,963
                                                              ------------   ------------
  TOTAL LIABILITIES.........................................   136,018,644    124,871,709
                                                              ------------   ------------
Commitments
Stockholders' equity
  Preferred stock--authorized 25,000,000 shares; $.01 par
    value; no shares issued and outstanding at May 5, 2001
    and February 3, 2001....................................            --             --
  Common stock--authorized 100,000,000 shares; $.01 par
    value; 22,421,540 and 22,304,722 shares issued and
    outstanding at May 5, 2001 and February 3, 2001,
    respectively............................................       223,047        224,215
  Additional paid-in capital................................    77,060,816     78,704,898
  Accumulated other comprehensive loss......................    (1,551,809)    (2,230,913)
  Retained earnings.........................................    55,487,842     54,069,921
                                                              ------------   ------------
  TOTAL STOCKHOLDERS' EQUITY................................   131,219,896    130,768,121
                                                              ------------   ------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................  $267,238,540   $255,639,830
                                                              ============   ============

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                 THIRTEEN WEEKS ENDED
                                                              ---------------------------
                                                               APRIL 29,        MAY 5,
                                                                  2000           2001
                                                              ------------   ------------
Net sales...................................................  $150,554,660   $178,897,613
Management fees.............................................       924,525        962,549
                                                              ------------   ------------
Total revenues..............................................   151,479,185    179,860,162
                                                              ------------   ------------
Costs and expenses:
  Costs of merchandise sold, including freight..............   112,887,488    138,126,486
  Selling, general and administrative.......................    32,112,691     40,020,377
  Depreciation and amortization.............................     3,540,774      4,555,508
                                                              ------------   ------------
Operating income (loss).....................................     2,938,232     (2,842,209)
Interest income, net........................................    (1,045,054)      (490,765)
                                                              ------------   ------------
Income (loss) before income taxes...........................     3,983,286     (2,351,444)
Income tax expense (benefit)................................     1,579,771       (933,523)
                                                              ------------   ------------
Net income (loss)...........................................  $  2,403,515   $ (1,417,921)
                                                              ============   ============
Net income (loss) per share--basic..........................  $       0.11   $      (0.06)
                                                              ============   ============
Weighted average shares outstanding--basic..................    22,223,443     22,332,096
                                                              ============   ============
Net income (loss) per share--diluted........................  $       0.11   $      (0.06)
                                                              ============   ============
Weighted average shares outstanding--diluted................    22,417,430     22,332,096
                                                              ============   ============

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                 THIRTEEN WEEKS ENDED
                                                              ---------------------------
                                                               APRIL 29,        MAY 5,
                                                                  2000           2001
                                                              ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  2,403,515   $ (1,417,921)
  Adjustments to reconcile net income(loss) to cash used in
    operating activities:
    Depreciation of property and equipment..................     3,442,021      4,502,078
    Amortization of other assets............................        98,752         53,430
    Loss on disposal of property and equipment..............        24,892         77,383
    Changes in assets and liabilities:
      Decrease (increase) in:
        Accounts receivable.................................     4,757,130      2,055,648
        Merchandise inventories.............................       351,446    (17,743,997)
        Prepaid expenses....................................       (75,574)      (849,928)
        Deferred taxes......................................            --         39,975
        Other long-term assets..............................      (324,211)        28,036
      (Decrease) increase in:
        Accounts payable....................................   (21,195,335)    (1,801,871)
        Accrued expenses....................................    (4,939,295)    (2,185,786)
        Income taxes payable................................    (5,606,447)    (6,459,923)
        Deferred rent.......................................       105,898        120,083
                                                              ------------   ------------
NET CASH USED IN OPERATING ACTIVITIES.......................   (20,957,208)   (23,582,793)
                                                              ------------   ------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchases of property and equipment.......................    (7,169,012)    (5,550,658)
  Proceeds from disposition of assets.......................        15,000          2,217
                                                              ------------   ------------
NET CASH USED IN INVESTING ACTIVITIES.......................    (7,154,012)    (5,548,441)
                                                              ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options...................            --      1,551,080
  Repayments of long-term debt..............................        (8,353)            --
  Proceeds from issuance of common stock....................        51,800         94,170
                                                              ------------   ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................        43,447      1,645,250
                                                              ------------   ------------
Effects of exchange rates on cash...........................      (622,144)       (91,842)

Net decrease in cash and cash equivalents...................   (28,689,917)   (27,577,826)
Cash and cash equivalents, beginning of period..............    88,356,091     45,111,445
                                                              ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $ 59,666,174   $ 17,533,619
                                                              ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Taxes paid................................................  $  7,044,013   $  5,520,669
  Interest paid.............................................         2,948          1,427

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1)  BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Electronics Boutique Holdings Corp. and its wholly owned subsidiaries ("Electronics Boutique"). All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

    The accompanying unaudited consolidated financial statements of Electronics Boutique have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the more complete disclosures contained in the consolidated financial statements and notes thereto for the fiscal year ended February 3, 2001 contained in Electronics Boutique's Form 10-K filed with the Securities and Exchange Commission. Operating results for the thirteen-week period ended May 5, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending February 2, 2002.

(2)  NET INCOME (LOSS) PER SHARE

    Basic net income (loss) per share is computed on the basis of the weighted average number of shares outstanding during the period. Because Electronics Boutique incurred a net loss for the thirteen week period ended May 5, 2001, the weighted average shares used for diluted net loss per share equals the weighted average number of shares used for the basic net loss per share. Diluted net income per share for the thirteen week period ended April 29, 2000 is computed on the basis of the weighted average number of shares outstanding during the period plus the dilutive effect of stock options.

(3)  INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(4)  DEBT

    Electronics Boutique has available a revolving credit facility with Fleet Capital Corporation for maximum borrowings of $50.0 million. As of May 5, 2001, there were no outstanding borrowings on this facility.

(5)  COMPREHENSIVE INCOME

    Effective February 1, 1998, Electronics Boutique adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

(5)  COMPREHENSIVE INCOME (CONTINUED)
annual financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is computed as follows:

                                                        THIRTEEN WEEKS ENDED
                                                      ------------------------
                                                      APRIL 29,      MAY 5,
                                                         2000         2001
                                                      ----------   -----------
Net income (loss)...................................  $2,403,515   $(1,417,921)
Foreign currency translation adjustment.............    (947,988)     (679,104)
                                                      ----------   -----------
Comprehensive income (loss).........................  $1,455,527   $(2,097,025)
                                                      ==========   ===========

(6)  FOREIGN CURRENCY

    Electronics Boutique is subject to foreign currency risk as it operates in a number of countries outside the United States. Electronics Boutique occasionally enters into foreign currency forward contracts to manage its exposure against foreign currency fluctuations on intercompany loans and accounts payable. These contracts are generally for durations of less than twelve months and are used to mitigate the foreign currency risk. Electronics Boutique does not purchase speculative derivatives.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Electronics Boutique adopted this standard in the first quarter of fiscal year 2002. Adoption of this standard did not materially impact the Company's results of operations or financial condition.

    As of May 5, 2001, Electronics Boutique has six forward contracts to sell Canadian Dollars for United States Dollars totaling $11,400,000 with a fair value of approximately $32,000. These contracts were purchased as fair value hedges of intercompany loans. Electronics Boutique recorded an immaterial amount of net loss related to hedge ineffectiveness in the quarter. The net loss is recorded in selling, general and administrative expense. One contract for $4,500,000 expires in May 2001 and the remaining contracts for $6,900,000 expire in December 2001.

                              [Inside Back Cover]

    Our "EB" logo forms the background of the inside back cover. Along the right margin vertically are the words "Electronics Boutique-Registered Trademark-." There are four photographs on the page. The photograph, top left, depicts customers purchasing merchandise from a store employee. The photograph, center right, depicts the interior of a store. The photograph, bottom left, depicts a store employee assisting a customer. The photograph, bottom right, depicts an employee at one of our distribution facilities.

                                     [LOGO]